SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008

____________________
Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Financial Statements and Operating and Financial Review and Prospects as of September 30, 2008 and December 31, 2007 and for the nine-month periods ended September 30, 2008 and 2007

Item 1

Financial Statements
and Operating and Financial Review and Prospects

        As of September 30, 2008 and December 31, 2007 and for the nine-month periods ended September 30, 2008 and 2007

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE FINANCIAL STATEMENTS

Table of Contents

Balance Sheets as of September 30, 2008 and December 31, 2007.

Statements of Operations for the nine-month periods ended September 30, 2008 and 2007.

Statements of Changes in Shareholders' Equity for the nine-month periods ended September 30, 2008 and 2007.

Statements of Cash Flows for the nine-month periods ended September 30, 2008 and 2007.

Notes to the Financial Statements as of September 30, 2008 and comparative information.

Operating and Financial Review and Prospects.

TELEFONICA DE ARGENTINA S.A.

BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	September-08	December-07
ASSETS
CURRENT ASSETS

Cash (note 3.1.a)	7	15
Investments (notes 18.c) and 18.d)	442	410
Trade receivables (note 3.1.b)	628	590
Other receivables (note 3.1.c)	88	79
Inventories (note 3.1.d)	9	8
Other assets (note 3.1.e)	3	7
Total current assets	1,177	1,109

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	4	-
Other receivables (note 3.1.c)	27	213
Fixed assets (note 18.a)	4,618	4,794
Intangible assets (note 18.b)	181	169
Total noncurrent assets	4,830	5,176

NET ASSETS FROM DISCONTINUED OPERATIONS (note 3.1.k)	-	5
Total assets	6,007	6,290
LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	769	782
Bank and financial payables (note 3.1.g)	154	509
Payroll and social security taxes payable (note 3.1.h)	199	206
Taxes payable (note 3.1.i)	248	224
Other payables (note 3.1.j)	39	54
Reserves (note 18.e)	36	53
Total current liabilities	1,445	1,828
NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	128	120
Bank and financial payables (note 3.1.g)	1,173	1,212
Payroll and social security taxes payable (note 3.1.h)	162	187
Taxes payable (note 3.1.i)	248	323
Other payables (note 3.1.j)	11	18
Reserves (note 18.e)	366	401
Total noncurrent liabilities	2,088	2,261

NET LIABILITIES FROM DISCONTINUED OPERATIONS (note 3.1.k)	11	-
Total liabilities	3,544	4,089

SHAREHOLDERS' EQUITY	2,463	2,201
Total liabilities and shareholders' equity	6,007	6,290

(1)  See note 2.6.

The accompanying notes 1 to 18 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS FOR THE NINE-MONTH PERIODS
 ENDED SEPTEMBER 30, 2008 AND 2007 (1)

(amounts stated in millions of Argentine pesos, except for earnings per share ratio and per ADS ratio, restated as described in note 2.1.)

	September-08	September-07

NET REVENUES	3,466	3,076

COST OF SERVICES PROVIDED (note 3.1.l)	(1,742)	(1,633)
Gross profit	1,724	1.443

ADMINISTRATIVE EXPENSES (note 18.h)	(329)	(291)

SELLING EXPENSES (note 18.h)	(739)	(533)

OTHER EXPENSES, NET (note 18.h)	(114)	(118)
Subtotal	542	501

FINANCIAL INCOME AND HOLDING GAINS/(LOSSES) ON ASSETS (2)
Exchange differences	(4)	12
Interest and financial income	48	58
Holding (loss)/gain from government securities	(12)	1
Holding gain from financial instruments	4	11

FINANCIAL EXPENSE AND HOLDING (LOSSES)/GAINS ON LIABILITIES (3)
Exchange differences	8	(72)
Interest and financial charges	(144)	(266)
Holding gain/(loss) from financial instruments	(8)	(4)
Other	(4)	(3)
Net income before income tax	430	238

INCOME TAX (note 2.2.j)	(168)	(76)
Net income for the period	262	162

Earnings per share for the period (4)	0.0375	0.0232

Earnings per ADS for the period (4)	1.5005	0.9280

(1)	See note 2.6.
(2)	Mainly related to current investments, trade receivables and other receivables.
(3)	Mainly related to trade, bank and financial, taxes and other payables and reserves.
(4)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts stated in Argentine pesos (see note 2.2.m).

The accompanying notes 1 to 18 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	CAPITAL STOCK (1)
	Nominal value
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve (1)	Reserve for future dividends (1)	Retained earnings (Accumulated deficit) (1)	Total

Balance as of December 31, 2006	698	1,209	1,907	-	-	222	2,129

Appropriation of retained earnings as approved by the General Ordinary and Special Shareholders’ Meeting held on April 24, 2007 (see note 5.)	-	-	-	11	211	(222)	-

Net income for the nine-month period ended September 30, 2007	-	-	-	-	-	162	162
Balance as of September 30, 2007	698	1,209	1,907	11	211	162	2,291

Net loss for the three-month period ended December 31, 2007	-	-	-	-	-	(90)	(90)
Balance as of December 31, 2007	698	1,209	1,907	11	211	72	2,201

Appropriation of retained earnings as approved by the General Ordinary and Special Class A and Class B Shareholders’ Meeting held on April 21, 2008 (see note 5.)				4	68	(72)	-

Net income for the nine-month period ended September 30, 2008	-	-	-	-	-	262	262
Balance as of September 30, 2008	698	1,209	1,907	15	279	262	2,463

(1)	See note 5.

The accompanying notes 1 to 18 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007 (2) (7)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)
	September-08	September-07
Cash and cash equivalents at end of period (3)	449	844
Cash and cash equivalents at beginning of year (3)	118	249
Increase in cash and cash equivalents	331	595

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income for the period	262	162
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Foreign exchange differences (4)	(8)	66
Fixed assets depreciation	705	738
Material consumption	47	40
Intangible assets amortization	43	61
Cost of services provided	12	9
Holding loss/(gain) from financial instruments	4	(7)
Holding loss/(gain) from government securities	12	(1)
Increase in allowance and accruals, net of reversals (6)	112	149
Income tax	168	76
Net book value of fixed assets retired	2	3
Net book value of other assets retired	5	-
Interest and financial charges, net	52	127

Changes in assets and liabilities:
Trade receivables	(90)	(203)
Current investments	303	(3)
Other receivables	(12)	(18)
Inventories	(12)	(12)
Other assets	(1)	-
Trade payables	(38)	86
Payroll and social security taxes payable	(32)	17
Taxes payable	17	52
Other payables	(25)	(15)
Collected interests	20	14
Payment for discontinued operations	-	(24)
Contingencies payment	(108)	(58)
Payment of minimum presumed income tax	(28)	(26)
Cash flows generated by operating activities	1.410	1.233
Cash flows used in investing activities:
Fixed assets purchases (5)	(537)	(379)
Increase in intangible assets	(55)	(38)
Cash flows used in investing activities	(592)	(417)
Cash flows provided by / (used) in financing activities:
Net short-term loans	44	-
Repayments of loans	(436)	(89)
Interest paid	(95)	(132)
Cash flows used in financing activities	(487)	(221)
Increase in cash and cash equivalents	331	595

(1)
Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 7 million and 442 million, respectively, as of September 30, 2008, (ii) 15 million and 103 million, respectively, as of December 31, 2007, (iii) 23 million and 821 million, respectively, as of September 30, 2007, and (iv) 23 million and 226 million, respectively, as of December 31, 2006.

(2)	See note 2.6.
(3)
In 2008, cash and cash equivalents at beginning of year do not include 307 million related to discount bond, Gross Domestic Product (“GDP”) related securities, negotiable obligations of Telefónica Móviles Argentina S.A. (“TMA S.A.”) and restricted assets. In 2007, cash and cash equivalents at end of period do not include 51 million related to discount bond, GDP-related securities and negotiable obligations of TMA S.A., and cash and cash equivalents at beginning of year do not include 45 million related to discount bond, GDP-related securities and PRO 13 bond.

(4)	In 2008 and 2007, net of (4) million and 6 million, respectively, related to the exchange differences originated by cash and cash equivalents denominated in foreign currency.
(5)	In 2008 and 2007, net of 41 million and 23 million, respectively, financed by trade payables.
(6)	It does not include the increase of the allowance for deferred tax assets.
(7)	Prepared consistently with International Accounting Standard No. 7.

The accompanying notes 1 to 18 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

 NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008 AND
 COMPARATIVE INFORMATION (see note 2.6.)

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated
in Argentine pesos or other currency)

1.	OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the Federal Executive Power (“PEN”) issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

On April 3, 2008, the PEN issued Decree No. 558/08 which replaces Exhibit III to Decree No. 764/00 concerning the Universal Service Regulations and creates the Trust Fund for the Universal Service (see note 12.).

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since 2002, the Company has focused on the renegotiation of the agreement with the Government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 8.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation and cash management.

The relationship between variables determining revenues and expenses was affected as a result of the conversion into pesos and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides mechanisms to re-balance the relation between the variables that determine revenues and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances (see note 8.). As mentioned in note 2.4., the Public Emergency and Foreign Exchange System Reform Law established the conversion into pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed, on behalf of the Federal Government and together with the Company, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

Since 2005, the evolution of the main argentine macroeconomic variables since the economic crisis of years 2001-2002 showed positive signals such as growth of the economy, stabilization of the exchange rate and inflation. Therefore, in the opinion of the Company’s Management, there is greater certainty in the operating and economic environment due to, among other factors, the relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, the financing already obtained and the gradual reduction of its financial debt. To date, there is a new international scenario of instability in the financial markets which in the opinion of the Company’s management should not have a significant impact on the Company’s future operations, and the future development of which will be monitored by the Company.

Although the Company has adopted the above-mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in the economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 8.).

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Presentation of financial statements in constant Argentine Pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) in effect as of that date. Effective September 1, 1995, for professional accounting principles approved by the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”) (“Argentine GAAP”) purposes, and considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in the currency of December 2001.

Presidential Decree No. 1,269/02 and later CNV Resolution No. 415/02, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Presidential Decree No. 664/03 and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above-mentioned, the financial statements of the Company as of September 30, 2008 and 2007 and as of December 31, 2007 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003, was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of September 30, 2008 and December 31, 2007 and on results for the nine-month periods ended September 30, 2008 and 2007 of not restating figures until September 30, 2003 is not significant.

2.2.	Valuation methods

The Company applied the valuation criteria established by CNV regulations, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by Argentine GAAP (see note 15.).

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each period/year. Final results may differ from those estimated by the Company’s Management.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All Company Management estimates have been made accordingly. Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not a party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are:

a) Cash:

Amounts in local currency: stated at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, accrued financial income (expense) as of those dates.

b)  Investments:

Government securities and Negotiable Obligations: in 2007, they were stated at their net realization value as of fiscal year-end, in accordance with the Company’s intended use. Foreign-currency denominated amounts were valued at the foreign exchange rate applicable to their settlement in effect as of fiscal year-end, in accordance with the Company’s intended use.

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year, which does not significantly differ from the amount obtained by calculating the discounted value of the cash flows that would be derived from the related assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, the financial income (expense) accrued as of those dates, which do not differ from the measurement of the discounted value based on the rate of each transaction.

Debt refinancing costs incurred in connection with the issuance of negotiable obligations have been restated as described in note 2.1., are amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations and are disclosed net of the related financial payables.

Trade receivables: includes services provided and settlements with foreign carriers, both billed and accrued and unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice.  For amounts that are past-due after the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Services received from IBM (IBM Argentina S.A.): since baseline services committed to be rendered by IBM over the term of the different contracts will be received by the Company in uniform quantities over their term, the baseline service total original cost is accrued based on the straight line method over the term of the service. The balance included in “Other payables” as of September 30, 2008 and December 31, 2007 includes (see note 7.1.):

a) The balance of the decreasing monthly installments paid to IBM as of each period/year-end less the cost accrued on the straight-line method basis over the term of the agreements as of each of those dates. Service costs renegotiations as agreed upon between the parties are accrued and recorded in the Company’s statement of operations on the fiscal year in which the services affected by such renegotiations were accrued.

b) Deferred results: due to the interdependence of the terms of the original agreement for outsourcing of the service and sale to IBM of the related equipment, and the repurchase obligation assumed, the Company did not recognize any gain from the sale of the assets as of the transfer date, or a loss for the difference between the repurchase obligation and the market value of the assets to be repurchased and, so, the net result of the initial agreement has been deferred and amortized ratably over the term of the service of the mentioned agreement as an adjustment to the cost accrued for the services mentioned in a). In addition, the loss resulting from the difference between the repurchase obligation and the market value of the assets to be repurchased in connection to the renegotiations described in note 7.1 has been deferred and amortized ratably over the term of the new agreements as part of the cost accrued for the services therein included.

The rights of use links have been valued at acquisition cost restated as indicated in note 2.1. and are accrued by the straight-line method over 15 years, the term of the rights.

Universal Service contribution (see note 12.): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related regulation and rules of the National Communications Commission (“CNC”), and in accordance with the Company’s estimates of the amounts payable within each period/year, based on current regulations. If resulting, from the calculation above mentioned, in a balance payable, such net amount is booked as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the period/year in which they will probably be reimbursed by such entity and can be valued with certainty.

Pre-retirement agreements and early retirement plans: the Company values its obligation in relation to these plans at the present value of the payments agreed, until the maturity of those plans. In addition, with respect to the pre-retirement plan implemented during fiscal year 2007, the Company values its implicit obligation considering the costs directly arising from the financial conditions of the plan and the estimation of the number of employees that the Company considers will probably accept the plan (see note 16.).

Performance Share Plan (PSA): this plan is valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted. Such cost is accrued on a traight-line basis during the period/year in which the services are rendered by the Executives. The fair value applied amounts to Euro 6.4, Euro 7.7 and Euro 8.4 per share for the first, second and third cycle, respectively. These amounts are the best benchmark of the fair value of the rights delivered to Executives, as they correspond to actual market transactions (see note 16.).

Social Security Plan for Executives (PSD): the liability resulting from the social security plan for Executives is valued based on the amounts that the Company agreed to contribute as of each period/year-end. Such cost is accrued during the period/year in which the benefit is granted and the services are rendered by the Executives. All changes are recognized in the period/year in which they are approved (see note 16.).

d) Inventories:

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e)  Other assets:

Other assets include buildings and other assets no longer used for Company’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.1., if applicable, which does not exceed its net realization value.

f) Fixed assets:

The fixed assets have been valued at cost restated as described in note 2.1. and depreciated by the straight-line method over their remaining useful lives. When the construction of works in progress extends over a substantial period of time, its value includes the cost of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. As of September 30, 2008 and December 31, 2007, the residual value of cumulative capitalized interest on fixed assets is 275 million and 318 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement plan.

The Company habitually uses third-party sites to install its transmission equipment. The

Company maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Company Management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. Considering the operational strategies available for possible scenarios, in the opinion of the Company’s management, it will generate future cash flows sufficient to recover the fixed assets amounts. Notwithstanding the foregoing, as explained in note 8.1., the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

g) Intangible assets:

The trademarks were valued at acquisition cost restated as described in note 2.1.

The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in note 2.1. and is amortized under the straight-line method over a 10-year term.

The non-competition clauses have been valued at acquisition cost and are amortized under the straight-line method over the term of such agreements.

IT applications and information systems were valued at cost restated as described in note 2.1., if applicable, depreciated by the straight-line method over their remaining useful lives.

The client portfolio has been valued at acquisition cost and depreciated by the straight-line method over a 4-year period.

Intangible assets carrying value as of September 30, 2008 does not exceed its recoverable value.

h) Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with certainty. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss, including accrued litigation fees at the end of the period/year, is based on management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of September 30, 2008, the amount booked for reserves is 402 million (see note 9.).

i) Financial instruments:

The Company uses currency swaps which, in the context of Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yen and that currently reduce such variability in relation to the variations in the exchange rate between the yen and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen and the U.S. dollar for these obligations paying a fixed percentage for the coverage. As of September 30, 2008 and December 31, 2007, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

In addition, the Company uses currency forward agreements in order to eliminate variability in the cash flows of its indebtedness in U.S. dollars and in euros in relation to the Argentine peso. The Company valued its hedged obligations at the prevailing exchange rate and separately recognized the financial instruments at their estimated market value. As of September 30, 2008, the hedge relationships of certain forward agreements were deemed to be ineffective. As of December 31, 2007 the hedge relationships were deemed to be effective.

j) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, the Company applied the liabilities method that establishes the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes on its professional accounting standards, among others the option to recognize as a temporary difference, the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the above-mentioned CPCECABA resolution.

The Company has adopted the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes. As of September 30, 2008 and December 31, 2007, the resulting deferred tax liabilities amount to 548 million and 641 million, respectively.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of September 30, 2008 and December 31, 2007, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the foreign exchange rate, the inflation for the coming years, and the reduction in foreign currency debt, the Company estimates that the deferred tax assets will probably be recovered, except for the specific tax loss carryforward balance.

The following table presents the components of the Company’s deferred tax balances:

	September 30, 2008	December 31, 2007
Deferred tax assets

Income tax on specific tax loss carryforwards resulting from the disposal of shares (1)	5	5
Allowance for doubtful accounts	56	56
Accrual for reserves and other non-deductible allowances and accruals	331	370
Other	11	11
	403	442
Allowance for specific tax loss carryforwards	(5)	(5)
Subtotal	398	437

Deferred tax liabilities

Other receivables	(2)	(2)
Fixed and intangible assets	(629)	(743)
Dismissal accrual for tax purposes	(13)	(13)
Other liabilities	(2)	(2)
Subtotal	(646)	(760)
Total deferred tax liabilities, net	(248)	(323)

(1)	Relates to 15 million of specific tax loss carryforward maturing in 2012.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on net income before tax and the amount charged to the statement of operations for the nine-month periods ended September 30, 2008 and 2007:

	September 30, 2008	September 30, 2007
Net income before tax at statutory income tax rate	151	83

Net non-taxable results	1	(12)

Allowance of deferred tax assets (1)	16	5
Total	168	76

  (1) In 2008 includes 16 million disclosed under the caption “Net liabilities from discontinued operations”. See note 3.1.k).

The Company is no longer subject to new income tax examinations by tax authorities for years before 2001. Fiscal year 2002 and beyond remain subject to examination by the Argentine Tax Authorities (“AFIP”).

Whenever applicable, the Company will recognize any interest and penalties related to uncertain tax positions in financial expense. The Company’s Management does not believe there will be any material changes related to uncertain tax positions over the next twelve months.

Additionally, the Company calculates minimum presumed income tax by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years.

As of September 30, 2008, the Company maintains 192 million as minimum presumed income tax capitalized, which were disclosed net of income tax provision included in “Current taxes payable”.

k) Shareholders' equity accounts:

Shareholders' equity accounts have been restated, if applicable, as described in note 2.1. except for “Capital stock – Nominal value – Outstanding shares”, which is stated at its original amount. The adjustment required to restate this account in constant Argentine pesos (see note 2.1.) is included in the “Comprehensive adjustment to capital stock”.

l)  Statements of operations captions:

-     Revenues and expenses are charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges from the installation of new telephone lines are recorded as income in the term related to the estimated remaining average life of the relation with the customer and the costs associated to these charges are recorded as expense in the term related to the estimated useful life of the related fixed assets.

-     The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term of stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

-     As of each period, the Company had agreements with the following resellers or distributors:

i)
Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. The interconnection traffic is principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which the Company collects fees from

i)
installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. The Company collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

ii)
Distribution of prepaid cards: The Company sells prepaid cards through resellers. From the sale of prepaid cards, the Company charges the face value thereof less a wholesale discount of face value depending on the volume and product. The Company recognizes revenue and costs directly associated to prepaid cards based on the usage of the network.

iii)
Third parties operating public phones: The operator of the public phone charges its customers for each call based on usage units. The operator receives an average variable compensation. The Company also charges the operator installation fees and monthly basic charges for its lines in service.

iv)
Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by the Company covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

-     Recognition of Telinver S.A. sale: the Company assessed income as of December 31, 2005 related to the sale of its interest in Telinver S.A. of approximately 109 million, considering the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 13.). In relation to this guarantee, the Company has deferred booking the income from the sale in the amount of 11 million as of September 30, 2008 (see note 3.1.k) until the uncertainty related thereto is resolved, so that it will be probable that the Company receives the economic benefits associated to the disposal for that amount (see note 13.).

-     The charges for the consumption and amortization of non-monetary assets (materials, fixed assets and intangible assets) have been stated based on the inflation adjusted amounts of such assets (see note 2.1.).

-     Financial income/(expense) and holding gains/(losses) include: a) financial income and expenses restated, if applicable, as described in note 2.1., b) exchange differences generated by assets and liabilities in foreign currency, and c) holding gains and losses from government securities and financial instruments.

m) Net earnings per share and per ADS:

The Company calculates the net earnings per share and per ADS on the basis of the common outstanding shares of 6,984,200,296 of AR$ 0.1 face value and one vote per share. One ADS is equal to forty shares.

2.3.	Officially stamped books

As from July 1, 2007, the Company has introduced certain modifications in its digitized booking system. In this regard, the Company submitted the required information to the CNV to request the related approval for using the above mentioned digitized booking system, in which the Company's transactions as from July 1, 2007 were recorded. On February 20, 2008, such authorization was obtained.

2.4.	Public Emergency Law– rules and regulations currently in force

Starting in early December 2001, the federal authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Foreign Exchange System Reform that implied a change in the economic model in force as of that time and amended Convertibility Law, in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above-mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a)   Public Emergency and Foreign Exchange System Reform Law provided for the conversion into pesos of public utility rates that had been agreed upon in U.S. dollars at the AR$ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 8.1.);

On February 15, 2006, the Company and the Argentine Government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No. 2,332/90 (“Protocol of Renegotiation”), as provided for Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: the Company will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term targets (see note 6.).
3)	Contractual compliance (see note 6.).
4)	Regulatory framework (see notes 8.1. and 12.).
5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see notes 6. and 8.1.).
6)
Adjustment of value in International Incoming Calls in the local area through the application of a correction factor, so that the value mentioned in Section 37, Exhibit II, Decree No. 764/00 undergoes a three-fold increase.

7)	Unification of the low rate time band for local calls, national and international long-distance calls starting as from the implementation of the Protocol of Renegotiation.
8)
Equal treatment: in the context of the process to renegotiate the contracts, the National Government undertakes to treat the Company on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

The Memorandum of Understanding 2006 was submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations; and

b)    an extension of the National Public Emergency situation until December 31, 2008.

2.5.	Concentration of operations and credit risk

In the Company’s Management opinion, Telefónica does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount net reflected in the balance sheet.

2.6.	Comparative Financial Statements

According to Technical Resolution (“TR”) No. 8, the Company’s financial statements as of September 30, 2008 and for the nine-month period then ended, have been presented with the following comparative information:

-	Balance sheet information: as of December 31, 2007.

-	Statements of operations, of changes in shareholders’ equity and cash flows: for the nine-month period ended September 30, 2007.

2.7.	Changes in disclosure and valuation criteria during 2007

Since January 2007, the Company has analyzed the trends in the international capital markets, which are requiring the application of only one set of accounting standards to prepare financial statements. Consequently, in the framework of the professional accounting standards applicable in Argentina approved by the CNV, and in order to provide more transparency and comparability to the financial information presented with respect to other companies around the world and to Telefónica Group, in the period ended March 31, 2007, the Company made some changes to certain criteria applied in the preparation of its financial statements. Those changes in criteria have been analyzed taking into consideration Argentine GAAP and International Financial Reporting Standards (“IFRS”). The main effects of such changes relate to:

a) the amounts incurred on IT applications that are not an integral part of the related physical asset are disclosed as intangible assets,

b)   the amounts paid to foreign carriers for the termination in their networks of outgoing calls from the Company’s network, in connection to revenues obtained from international outgoing traffic charged to the final user, are disclosed as operating expenses,

c) the expenses related to the issuance of negotiable obligations are disclosed net of the respective financial payables,

d) the rights of use links paid in advance are disclosed as Other receivables, and

e) the receivable arising from the minimum presumed income tax paid by the Company is valued at nominal value.

2.8.	Risk Management

Because of the Company’s ordinary operations and due to the indebtedness incurred to finance such operations, the Company is exposed to several financial market risks. The main financial risks affecting the Company are:

● Exchange rate risk: it mainly arises from the existence of indebtedness incurred in foreign currencies.

●  Interest rate risk: it arises as a consequence of the variation in the financial costs of the indebtedness incurred at variable interest rate (or maturing in a short term and expected to be renewed), and the fluctuation of the interest rates and of the value of long-term liabilities with fixed interest rates.

The Company enters into financial instruments over exchange rates to manage risks.

Exchange rate management policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, notwithstanding the maintenance of open currency positions (under strict risk supervision).

Additionally, exchange risk management mainly aims the following objectives: (i) to secure the payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones (partially using derivative financial instruments), (ii) to cover (at least partially) the Company's debts in foreign currency as disclosed in the balance sheet and (iii) to modify the composition of the Company's financial debts with respect to the original currency and/or to refinance it by issuing Peso-denominated debt or entering into agreements to peso denominated debts.

The main aspects of the Company's hedging policy are the following:

(i)   Existence of a clearly identified risk and the risk management objectives and strategies.

Since Convertibility Law pegged the peso to the U.S. dollar at value of  AR$1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the U.S. dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market.

Until 2002, the Company did not hedge its U.S. dollar-denominated debt obligations because under Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged U.S. dollars against Japanese yens (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, tariffs were denominated in Argentine pesos. Its intangibility was safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina. Since the end of Convertibility Law almost all of the Company's revenues were stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of the abovementioned mismatch the Company established a policy of hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies.

(ii) Main features of the underlying to be hedged and of the associated derivative instruments.

The Company performs a process to identify the notionals, maturity dates and interest payment dates of the underlying to be hedged, together with the characteristics of the derivative instrument to be associated to such underlying, seeking to obtain a perfect coverage of the cash flows. Notwithstanding this, the lack of depth or narrowness of the Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances, as long as this does not involve disproportionate transaction costs.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all the derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

(iii)   Ability to revaluate derivative instruments at market prices.

The Company uses internal valuations for the derivatives instruments which are verified with independent parties' valuations (essentially, bank valuations).

Financial instruments:

As part of its hedging policy, the Company has entered into the following financial instruments:

a)	Swaps:

In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of September 30, 2008 was 2.6 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of September 30, 2008, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$ 26 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity. As of September 30, 2008 and December 31, 2007, the hedge relationships of this swap were deemed to be ineffective (see note 2.2.i).

b)	Foreign currency forward agreements:

The Company uses foreign currency forward agreements, in order to hedge the risk associated with the exposure to the exchange rate of financial indebtedness denominated in U.S. dollar and in euros, trade payables denominated in US Dollars and debts for probable future commitments. As of September 30, 2008, the Company had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of US$ 60 million and EUR 11 million. The maturity of these agreements occur from October 2008 to April 2009. The average exchange rate agreed upon for these transactions was AR$ 3.1006 per U.S. dollar and AR$ 4.9743 per euro. As of September 30, 2008, the hedge relationships of certain forward agreements were deemed to be ineffective. As of December 31, 2007, the hedge relationships were deemed to be effective (see note 2.2.i).

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

3.1       Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 18.g):

a)	Cash:
	Current
	September 30, 2008	December 31, 2007
Cash	2	1
Banks	5	14
Total	7	15

b)	Trade receivables:
	Current		Noncurrent
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Without maturity (1)	79	38	-	-
Past due (2) (3)	435	424	4	2
Current	295	307	-	-
Subtotal	809	769	4	2
Allowance for doubtful accounts (note 18.e)	(181)	(179)	-	(2)
Total	628	590	4	-

(1)	See note 11.3.
(2)	In 2008 and 2007, net of 1 million, respectively, fully reserved.
(3)	Based on estimated probable collection terms, 4 million and 2 million of past due receivables are disclosed as noncurrent as of September 30, 2008 and December 31, 2007, respectively.

c)	Other receivables:
	Current		Noncurrent
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Receivables from related companies (1)	34	25	-	-
Guarantee deposits	3	3	2	2
Legal deposits	6	7	-	-
Prepayments to vendors and others	7	12	-	-
Prepaid expenses	4	1	-	-
Minimum presumed income tax	-	-	-	192
Prepaid insurance	4	2	-	-
Rights of use (3)	3	3	12	14
Guaranteed receivables	3	-	5	-
Financial instruments	3	-	-	-
Other (2)	21	26	8	5
Total	88	79	27	213

(1)	See note 11.3.
(2)	In 2008 and 2007, net of 9 million, respectively, fully reserved.
(3)	In 2008 and 2007, includes 1 million, as current amount, and 4 million and 5 million, respectively, as noncurrent, corresponding to related companies (see note 11.3.).

d)	Inventories:

	Current
	September 30, 2008	December 31, 2007
Telephone equipment and other materials	10	10
Allowance for impairment in value and slow turnover (note 18.e)	(1)	(2)
Total	9	8

e)	Other assets:
	Current
	September 30, 2008	December 31, 2007
Real property and other assets intended for sale	3	7
Total	3	7

f)	Trade payables:
	Current		Noncurrent
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Vendors, contractors and carriers (1)	585	617	1	1
Management fee (2)	73	58	-	-
Brand license (2)	13	-	-	-
Collections on account and behalf of cellular and audiotext companies	79	90	-	-
Services collected in advance (3)	4	4	54	57
Deferred income	15	13	73	62
Total	769	782	128	120

(1)	In 2008 and 2007, it includes 25 million and 71 million, respectively, corresponding to related companies (see note 11.3.).
(2)	See notes 11.2 and 11.3.
(3)
Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2008 and 2007, includes 3 million, as current amount, and 50 million and 53 million, respectively, as noncurrent, corresponding to related companies (see note 11.3.).

g)	Bank and financial payables:
	Current		Noncurrent
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Negotiable obligations (1)	30	426	1,083	1,088
Imports financing	-	4	-	-
Long-term financing	9	10	44	51
Foreign bank loans	31	29	46	73
Credit balances with banks	84	40	-	-
Total	154	509	1,173	1,212
(1)	See note 10.2.

h)	Payroll and social security taxes payable:
	Current		Noncurrent
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Vacation and bonus accrual	83	81	-	-
Social security taxes payable	35	29	-	-
Pre-retirement agreements and others (1) (2)	55	83	162	187
Incentive plan for executives (2)	-	4	-	-
Social security plan for executives (2)	10	7	-	-
Other	16	2	-	-
Total	199	206	162	187

(1)
Includes 9 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments for the period between the date of the agreement and September 30, 2008, and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

(2)	See note 16.

i)       Taxes payable:
	Current		Noncurrent
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Income tax and tax on minimum presumed income (1)	18	12	-	-
Turnover tax accrual	20	17	-	-
Value-added tax	65	66	-	-
Health and safety assessments	33	30	-	-
Deferred tax liabilities, net (1)	-	-	248	323
Other	112	99	-	-
Total	248	224	248	323
(1)	See note 2.2.j).

j)       Other payables:
	Current		Noncurrent
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Payables to related companies (1)	12	14	2	2
Financial instruments (2)	11	9	1	7
Capital stock reduction (1)	4	4	-	-
Other	12	27	8	9
Total	39	54	11	18
(1)	See note 11.3.
(2)	Related to foreign currency swap agreements (see note 2.8.).

k)	Net (liabilities)/assets from discontinued operations:

	September 30, 2008	December 31, 2007
Net assets from discontinued operations:
Deferred tax assets	-	16
Deferred income – Sale of Telinver S.A. (1)	-	(11)
Total	-	5

	September 30, 2008	December 31, 2007
Net liabilities from discontinued operations:
Deferred income – Sale of Telinver S.A. (1)	(11)	-
Deferred tax assets (2)	-	-
Total	(11)	-
(1)	See note 13.
(2)	In 2008, includes 16 million fully reserved. See note 18.e).

l)	Cost of services provided:
	Loss
	September 30, 2008	September 30, 2007
Operating expenses (note 18.h)	(1,730)	(1,624)
Cost of good sold (note 18.f)	(12)	(9)
Total	(1,742)	(1,633)

3.2	Aging of current investments, receivables and payables as of September 30, 2008

	Assets				Liabilities (b)
	Current investments	Trade receivables		Other receivables	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables
Past Due:
Up to three months	-	227		-	14	-	-	-	-
From three to six months	-	41		-	3	-	-	-	-
From six to nine months	-	37		-	3	-	-	-	-
From nine to twelve months	-	23		-	2	-	-	-	-
From one to two years	-	25		-	7	-	-	-	-
From two to three years	-	13		-	4	-	-	-	-
Over three years	-	73		-	7	-	-	-	-
Without maturity	-	79		52	110	84	-	377	18 (c)
Current:
Up to three months	442	292		26	592	29	92	101	9
From three to six months	-	1		5	8	22	73	-	3
From six to nine months	-	2		3	15	4	15	18	8
From nine to twelve months	-	-		2	4	15	19	-	3
From one to two years	-	-		9	15	39	30	-	5
From two to three years	-	-		8	12	1,107	24	-	1
From three to four years	-	-		7	11	9	21	-	-
From four to five years	-	-		3	11	9	19	-	-
Over five years	-	-		-	79	9	68	-	-
Subtotal:	442	813		115	897	1,327	361	496	47
Allowance for doubtful accounts	-	(181)		-	-	-	-	-	-
Benefits under the Collective Bargaining Agreements	-	-		-	-	-	-	-	3
Total	442	632		115	897	1,327	361	496	50

Balances
Percentage accruing interest at fixed rate	36%	-		3%	-	98%	-	-	25%
Percentage accruing interest at variable rate	64%	49	% (a)	2%	-	-	-	-	-
Interest
Annual average interest rate in foreign currency	3%	-		6%	-	8%	-	-	5%
Annual average interest rate in local currency	12%	13	% (a)	-	-	16%	-	-	-

(a)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills with such surcharges.
(b)	Net liabilities from discontinued operations are not included.
(c)	Includes 4 million related to capital stock reduction described in note 5.

4.	REGISTRABLE ASSETS

On October 27, 1994, “ENTel en liquidación” issued Resolution No. 96/94 whereby it undertakes to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment.  This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the abovementioned period. As of September 30, 2008, these assets have a net book value of about 531 million and approximately 464 million of them (both amounts restated as described in note 2.1.) was registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

5.	CAPITAL STOCK

Over the last  fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine pesos):

Classes of shares	Capital stock as of December 31, 2005 (1)	Capital stock as of December 31, 2006 and 2007 and September 30, 2008 (1)
Class A	1,091,847,170.0	436,738,868.0
Class B	654,205,259.0	261,681,161.6
Total (2)	1,746,052,429.0	698,420,029.6

(1)	Subscribed and paid in, outstanding and authorized for public offering as of each date.
(2)	All shares have equal voting rights.

As of September 30, 2008, the Company’s capital stock is comprised of two classes of common stock, with par value 0.10 per share: (1) 4,367,388,680 Class A Shares representing approximately 62.5% of the capital stock and (2) 2,616,811,616 Class B Shares representing approximately 37.5% of the capital stock. The Company holds 174,605,007 ADS, which represent individually forty shares after the capital stock reduction and face value change, and ten shares before such transactions took place.

Appropriation of retained earnings

The General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 approved the appropriation of the total 2,968 million loss recorded under Accumulated deficit as of December 31, 2005, to the whole balance of Reserve for future dividends: 1,626 million, the whole balance of Legal Reserve: 416 million and a part of the balance of Comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

In accordance with the provisions of Companies Law No. 19,550, the Company’s by-laws and CNV´s regulations, the Company will appropriate at least 5% of the net income for the year (considering the effect of previous years’ adjustments) to the Legal Reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock.

Given that the total balance of the Legal Reserve account was appropriated to Accumulated losses account as of December 31, 2005, the Company will restore such reserve through no less than 5% of the income for the year up to 20% of the Company’s capital stock plus the balance recorded under the Comprehensive adjustment to capital stock account.

The Company’s General Ordinary and Special Shareholders’ Meeting held on April 24, 2007 resolved, with respect to the Accumulated income as of December 31, 2006, to appropriate 11 million to the Legal Reserve and 211 million to the Reserve for future dividends.

The Company’s General Ordinary and Special Shareholders’ Meetings held by Class A and B shareholders on April 21, 2008, resolved, with respect to the 72 million unappropriated retained earnings recorded as of December 31, 2007, to appropriate 4 million to the Legal reserve and 68 million to the Reserve for future dividends.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income at the moment of its distribution, shall be subject to a 35% income tax withholding as a single and final payment.

Capital Stock Reduction

As of September 30, 2008, only 4 million are pending payment due to the capital stock reduction performed in 2006 and approved by the Company’s General Special Shareholders’ Meeting held on September 7, 2006 (see notes 3.1.j) and 11.3.).

6.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“the List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)
Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones  S.A. (“COINTEL”), is required to hold Series A shares which represent no less than 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)
In addition, Telefónica is to meet certain objectives related to the services provided.  The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added-value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Presidential Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Presidential Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with the Company’s contractual obligations under the Memorandum of Understanding 2006, the CNC and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by the Company with its obligations under the Transfer Contract and the regulatory framework, and concluded that up to the signature of the Memorandum of Understanding 2006 the Company has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to the Company’s operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, the matters referred are still pending.

On March 23, 2007, the S.C. issued Resolution No. 42 (“the Resolution”) recognizing the impact sustained by the Company as a result of the increases and decreases in employers´ social security contributions therein described. The Resolution established a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine Government that includes, for calculation purposes, the liability mentioned in note 9.c), and instructed the CNC to proceed with the applicable calculation and settlement. In September 2007, the CNC concluded with the calculation of the corresponding amount and informed to the S.C. that there is a net receivable in favor of the Company amounting to 58.7 million, which, after the carried out compensations, amounts to 19.6 million as of September 30, 2008. Additionally, any remaining receivable determined by the CNC in connection with the Resolution will be recognized by the Company, as the corresponding mechanisms of reciprocal compensation are verified.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, the Company should achieve the goals established as long-term goals in Presidential Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality.  In addition, goals are established as from 2005 that will be effective through the date mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of the Company’s Transfer Contract with the Government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, the Company, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and the Company’s license. The waiver should not be interpreted as the Company’s waiver to the rights that could apply to it based on possible future circumstances.

Company’s Management believes that the Company has met all effective obligations.

7.	COMMITMENTS

7.1	IBM

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. TMA S.A., Telinver S.A. and Telefónica Data Argentina S.A. (“TDA S.A.”) executed a contract with IBM whereby the Company outsourced the operation and maintenance of the information technology infrastructure to IBM for a six and a half years term, in exchange for decreasing monthly installments, and the transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

Subsequently, on September 29, 2006, the Company and IBM signed two contracts whereby the services provided by IBM under the contract signed in 2000 were split up. One of the contracts includes the outsourcing of the services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one established an extension of the original contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, IBM and the Company signed a memorandum whereby they agreed a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

The main characteristics of the contracts are as follows:

i.	2011 Contract:

Service Price: the Company committed to pay IBM a monthly charge throughout the term of the contract in consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments for approximately US$ 50 million throughout the five-year contract term. The Mainframe includes the technological renovation of the equipment used to provide the services.

ii.	2007 Extension:

The Company and IBM agreed, through the renegotiation held in September 2006 and subsequent agreements, to extend the provision of all the other services rendered under the original Contract signed in 2000, not included in the 2011 Contract, until December 31, 2008. The approximate total amount for the previously mentioned agreements amounts to 50 million.

7.2  Other

Telefónica signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 128 million of minimum future payments as of September 30, 2008.

8.	RATES

8.1   Rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.
The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created the UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2008. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services,  in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)
Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)	Internet access service in all its provincial centers at discount prices.

c)
Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) does not have a significant impact on the Company's future income (loss).

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.4.a), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006 and then subsequent extensions which latest maturity shall be six months as from October 6, 2008.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level.  If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer

Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

8.2   Price cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 9.e), awarded a precautionary measure ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 9.e).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the price cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. In connection with the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In September 2007, the CNC, through its Resolution No. 433/07, notified the Company about the conclusion of its audit on the rate reduction issued by Resolution No. 2925/99 “Price Cap 99”. In the above-mentioned resolution, the CNC stated that the Company holds an amount of 4.9 million to be offset, which has to be applied as a higher rate reduction to that established for the Price Cap 2000. The Company and its legal advisors consider that the above-mentioned balance will be fully offset with the amount to be determined for the Price Cap 2000, without having effect on the financial position and results of operations of the Company as of September 30, 2008.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of September 30, 2008, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system abovementioned.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

8.3   Tariff restructuring

The tariff restructuring granted by Presidential Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long-distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The

Company filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Presidential Decree No. 92/97 has defects and should be challenged. On December 3, 2007, the Company withdrew all unresolved appeals that were pending in respect of this matter, without acknowledging facts or rights, and requested the final settlement of the amount determined by Resolution No. 4,269/99 in the framework of the mechanism established by Resolution No. 42/2007 (see note 6.). On December 6, 2007, the S.C. accepted the appeals resignations and sent the file to the CNC in order to include the above-mentioned amounts into the compensation established by Resolution No. 42/07 of the S.C.

9.           LAWSUITS AND CLAIMS

Contingencies

The Company is facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred as of the date of these financial statements, and the amount of the loss, or the range of probable loss, including the corresponding litigation fees, can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies.

In July 2007, the Company received an information request related to a judicial process in which Telefónica is not a party, and had to submit among other books and documentation required, the Inventory and Financial Statements Book.

As of September 30, 2008, the total amount recorded as reserves for contingencies is 402 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 180 million and 161 million as of September 30, 2008 and December 31, 2007, respectively. The closing balance of the reserve as of September 30, 2008, is mainly comprised of:

i)
aggregate assessment of probable losses of 36 million resulting from claims brought by employees as from fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of 2005 of Courts of Appeals that were adverse to the Company.

ii)	claims for alleged rights provided in the labor law and related costs which amount to 33 million. The Company intends to defend its rights in whichever instances are necessary.

iii)	other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments
•	Claims from ENTel's former employees

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable amounted to 95 million and 103 million as of September 30, 2008 and December 31, 2007, respectively.

These tax issues are mainly related to:

•	Municipal taxes
•	National and Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for the Company as of September 30, 2008 and December 31, 2007, amounts to 127 million and 190 million, respectively. These other matters relate to:

•	Damages
•	Regulatory compliance claims
•	Claims for account reporting
•	Claims for monetary adjustments of indebtedness agreed in installments, denominated in pesos, which were paid subsequently to the enactment of the Public Emergency Law

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all the amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Presidential Decree No. 1,803/92 was issued. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under State Reform Law. Although the issuance of Presidential Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice (“CSJN”) upheld the provisions of the law and declared the Decree inapplicable.

As of September 30, 2008, the claims filed against the Company including accrued interest and expenses totaled approximately 30 million (in original currency). Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify the Company in respect of such claims and the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of September 30, 2008 the Company has paid approximately 14 million (in original currency) in cash for the concluded claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of 10 million paid by the Company in this regard were included and verified in an account reporting lawsuit between the Company and ENTel, which has not been resolved yet.

Court decisions have followed the precedent laid down by the CSJN in the area of joint liability in labor matters mentioned in the second paragraph. Both the Company and its legal counsel believe that such criterion will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions  and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)
Profit-sharing bonds

The Company along with the Argentine Government, has been notified of approximately 600 lawsuits, which include 6,400 plaintiffs in the aggregate, claiming an amount of money to redress the damages suffered by the plaintiffs due to not having received the profit-sharing bonds (“BPG”) at the time ENTel was privatized, basing their claim on State Reform Law No. 23,696 enacted in August 1989.

Despite the Company’s rejection and several judgments from original and appellate jurisdiction in its favor, on August 12, 2008 in the re. “GENTINI, Jorge vs. Argentine Government”, the CSJN, by a majority vote, provided that Presidential Decree No. 395/92, which recognized that the Company was under no obligation to issue the profit-sharing bonds as established by Law No. 23,696, was unconstitutional, and declared the legitimacy of the claim for damages filed by the 20 plaintiffs in this lawsuit.

The CSJN judgment envisages that the judges from original jurisdiction, in this case, the National Appellate Court with Labor Jurisdiction, must decide the nature and the extent of the responsibility attributable to each one of the defendants, i.e., the Argentine Government and the

Company. In the opinion of the Company’s legal advisors, it is the Argentine Government who should be attributed such responsibility.

The development of the Gentini case as well as the other claims filed, raises the uncertainties inherent to any legal proceeding. In particular, there are specific issues, additionally to those mentioned in the preceding paragraph, which should be defined by the judges hearing the case, related to the premises that should be taken into consideration to quantify any potential amount to be paid, for instance: (i) the profit-sharing percentage: although this percentage in the Gentini case is about 2% of net income, according to the background information related to other privatized companies, this percentage ranges from 0.25% to 0.50% of net income, (ii) the periods in force for the right to access to the BPG, (iii) the parties who would be entitled to file the claim and (iv) the effects on the BPG of the repurchase of the Company’s Class C shares in 1998. Considering the information available as of the date of issuance of these financial statements and the different scenarios arising from the set of premises above-mentioned, the maximum amount of risk for this contingency might represent approximately 1.7% of the Company’s total assets as of September 30, 2008, scenario that the Company’s management and its legal advisors consider it is not probable. The Company has registered a reserve for contingencies based on its estimation of the probable amount, equivalent to 10% of the maximum amount.

Nevertheless, the Company considers that it has no responsibility for not issuing the BPG, which is the reason why the Company will bring a legal action against the Argentine Government in order to obtain the reimbursement of any amount that the Company might be required to pay for these claims.

Based on the information and the elements available as of the date of issuance of these financial statements and, considering of the risk inherent in any legal proceeding with several uncertain matters, according to the opinion of the Company and its legal advisors, the probability that the outcome of these proceedings has a significant negative effect on the results of the Company’s operations or its financial position would be remote.

c)	U.I.T. Liability

On July 29, 2003, Telefónica had received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into the Company, to deposit  51 million (including principal and interest as of July 31, 2003), which, according to such note, was related to the savings obtained, plus interest, by such companies as reductions in employers' contributions approved by Presidential Decree No. 1,520/98 and supplementary standards that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T., Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. had recorded a liability related to these savings for the outstanding principal plus interest, amounting to 24 million. On March 23, 2007, the Company was notified of Resolution No. 42/07 issued by the S.C. which established a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine government accrued as a result of certain decreases and increases in employers’ social security contributions paid by the Company, and includes, for calculation purposes, the liability mentioned above. The S.C. had instructed the CNC to settle the amounts involved. In September 2007, the Company was notified of the determination issued by the CNC, which resulted in a net receivable in favor of the Company of 58.7 million, after offsetting the amount proceeding from the savings obtained from the reduced contributions plus its interest. According to Resolution No. 42 of the S.C., if a receivable balance remained in favor of the Company after the debt compensation previously mentioned, such balance could be compensated with certain liabilities related to the services object of Telefonica’s licenses. See note 8.3.

Additionally, the Company requested the S.C. to offset the fines imposed by the CNC with the remaining receivable established by the above-mentioned Resolution, determining the S.C. to compensate such fines for an amount of 0.1 million. According to the compensation mechanism established by Resolution No. 42, the Company has recognized the compensation for an amount of 21.1 million, which represents the present value of the probable amount related to such fines.

As of September 30, 2008, after the carried out compensations, the net credit balance in favor of the Company amounts to 19.6 million.

As of the date of issuance of these financial statements, the Company has not been notified of any additional resolution from the S.C. in relation to the issues described in this note. The Company has disclosed the offsettable receivable net of the related liabilities. The Company will recognize any remaining receivable in connection with the Resolution, as the related mechanisms of reciprocal compensation are verified.

d)	Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by Argentine Tax Authorities in relation to income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the Federal Tax Authorities with the Argentine Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the statement of operations as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

e)	Others

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”)  and the Argentine Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all the standards and rate agreements issued since the Transfer Contract, Consumidores Libres object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in point 12.3.2 of the List of Conditions approved by Presidential Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim should not be dismissed but substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal with the CSJN against the Court of Appeal’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the CSJN and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Argentine Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the CSJN rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

On June 22, 2007, the court of original jurisdiction ruled declaring the maturity of the proceedings. Consumidores Libres appealed the court decision, which at the date of issuance of these financial statements is pending of resolution.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

10.      FINANCING

10.1	WORKING CAPITAL AND OTHER BANK AND FINANCIAL LONG-TERM PAYABLES

As of September 30, 2008, the Company's current assets are lower than its current liabilities by 268 million. The Company will finance the payment of liabilities with own funds provided by its operations and with short-term bank loans.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

In the past, the Company managed to reduce gradually its financial indebtedness through a combination of cancellations at maturity, issuance of negotiable obligations, and short and long-term refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company to settle or refinance successfully the remaining balance of its indebtedness.

As of September 30, 2008, the Company held long-term funds from major financial institutions in an amount equivalent to 90 million with maturity in February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

10.2.           NEGOTIABLE OBLIGATIONS

As of September 30, 2008, there were three negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of September 30, 2008 (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
08/03	US$212.5	7	11/2010	9.125	a)
08/03	US$0.03	8	08/2011	8.85	a)
08/03	US$134.6	8	08/2011	8.85	a)

a)	Refinancing of liabilities.

The informative prospect related to the issuance of these negotiable obligations describes the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

As of the date of issuance of these financial statements, in the opinion of the Company’s Management, the Company has met all the obligations arising from the agreements signed in connection with these issuances.

The Company’s Shareholders’ Meeting held on December 19, 2003, approved the creation of a new global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or noncumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets. As of September 30, 2008, there are no negotiable obligations outstanding under this Program, which is in force until April 23, 2009.

11.       PARENT COMPANY AND RELATED COMPANIES

11.1.           COINTEL

COINTEL is the controlling shareholder of the Company. On July 10, 2007 and November 12, 2007,

COINTEL transferred Class A and Class B shares representing 11% and 1.14%, respectively, of the Company’s capital stock and votes to TMA S.A. COINTEL holds 52.7% of the Company’s capital stock (Class A shares 51.5% and Class B shares 1.2%) and has the votes required to prevail in shareholders’ meetings.

Given that on December 15, 2000, Telefónica S.A.  (“TSA”) acquired the majority interest of the capital stock of COINTEL, TSA indirectly controls 98% of the voting rights of the total outstanding shares of the Company.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL’s shareholders and companies related thereto, that included the services rendered by TSA (the “Operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 11.3.).

11.2.           MANAGEMENT AGREEMENT AND BRAND LICENSE

Management agreement

The List of Conditions for the privatization of ENTel provided that one of the members of the consortium taking part in the privatization had to be an experienced telecommunications operator, which was required to enter into a management agreement with the surviving companies of ENTel establishing a fee for the services provided by the operator.

As a result of the requirements of the List of Conditions, the Company entered into a management agreement with TSA, whereby the latter was the "Operator" (“the Management Agreement”). Under the Management Agreement, TSA was responsible for managing the Company’s business and for providing services, expertise and know-how with respect to the Company's entire range of activities. Also, the Management Agreement provided TSA with management powers relating to the Company's day-to-day operations. TSA's responsibilities included: (i) developing general policies; (ii) designing personnel and compensation structures; (iii) supplying necessary personnel; (iv) selecting appropriate expertise and technology; and (v) developing detailed action plans and budgets for the Company.

As of the date of signing the Management Agreement, TSA held a 6% indirect equity interest in the Company.

The Management Agreement established that the management fee paid to the Operator, TSA, shall amount to 9% of the Company’s “gross margin” defined as (+) Net income (+) amortizations (+) financial expenses (+) income tax, and (+) the management fee itself.

In accordance with the List of Conditions, the term of the Company’s Management Agreement coincided with the exclusivity period, i.e. until October 10, 1999. As provided for in the Management Agreement, if the Company's exclusivity period were extended, the contract would continue to be in effect with a management fee of up to 9% of the “gross margin” through April 30, 2003 and that; if it was extended beyond that date, the management fee percentage would be reduced to a negotiated amount ranging between 1.5% and 5% of the “gross margin”.

On July 30, 2003, the Company and TSA had entered into a Supplement to the Management Agreement stipulating that the management fee amounted to 4% of the gross margin. The expiration of the Management Agreement took place on April 30, 2008.

Based on the above and taking into account that at the date of signing the Management Agreement TSA held a 6% indirect equity interest in the Company, Management believes that the fee agreed between the Company and TSA was not less favorable than those that would have been obtained from unaffiliated third parties.

Brand License

On the Board meeting held on July 24, 2008, the Company’s Board of Directors approved a brand license agreement, whereby TSA grants the Company with a license to use in the territory of Argentina various brands of its property (including the Telefónica brand). This agreement is effective from May 1, 2008, through December 31, 2011, and may be renewed for three-year periods. In consideration thereof, in the event that the prior-fiscal-year operating cash flow was positive, the Company will pay a fee calculated as 0.75% of the Company’s revenues for fiscal 2008, 1% of the Company’s revenues for fiscal

2009, 1.3% of the Company’s revenues for fiscal 2010 and 1.6% of the Company’s revenues for fiscal 2011, excluding from the Company’s revenues those deriving from transactions with companies of the Telefónica Group, from the sale of fixed assets, financial investments and earnings from claims and litigations. In the event that the preceding fiscal year showed a negative operating cash flow, the Company shall pay an annual fee calculated based on the disbursements made by TSA regarding the industrial property portfolio licensed to the Company during the applicable license year.

This agreement has been approved subject to a previous judgment of the Audit Committee, which has considered that this agreement is reasonably framed within regular market conditions, in compliance with the requirements of Decree No. 677/01.

11.3.           OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

On July 24, 2008, the Company’s Board of Directors approved the execution of an agreement with Telfisa Global BV (“Telfisa”), a financial company owned by TSA, to place a maximum amount up to USD 90 million. Such funds accrue interests at an annual rate determined as one-month LIBOR rate plus four basic points.

On June 5, 2008, TMA S.A. acquired from a mutual fund 280,000 ADS, each one representative of 40 Class B shares of the Company corresponding to 0.1604% of the Company’s capital stock. Additionally, on October 4, 2008, TMA S.A. agreed with Telefónica International S.A. (“TISA”) the acquisition of Class B shares and ADS representative of approximately 7.2% of the Company’s capital stock. The price of the transaction was established in USD 150 million payable by seven installments, being the parties who will agree on a daily basis the number of shares and ADS to be transferred by TISA to TMA S.A. and the portion of the price to be paid by TMA S.A. by accrediting the amounts to the account owned by TISA, within a term of 45 working days as from October 14, 2008.

During the nine-month periods ended September 30, 2008 and 2007, the following transactions were made with the indirect controlling shareholder of the Company and related companies.

	September 30, 2008	September 30, 2007

	Income / (Expense)
Management Fee
Telefónica S.A. - Sucursal Argentina	(22)	(55)

Brand license
TSA	(13)	-
Net income (expense) from goods and services
TMA S.A.	245	218
TDA S.A.	(4)	14
Atento Argentina S.A. (“Atento”)	(8)	(14)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(5)	(5)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	7	3
Telcel Venezuela (“Telcel”)	7	4
C.P.T. Telefónica del Perú (“CPT”)	(1)	-
Telefónica S.A. – Sucursal Argentina	-	(2)
Televisión Federal S.A. – TELEFE	(6)	(2)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(6)	4
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”)	2	(1)
Terra Networks Argentina S.A. (“Terra”)	(10)	(4)
Telefónica Móviles Uruguay S.A.	3	2
Telefónica International Wholesale Services América S.A. (“TIWS América”)	-	2
Telefónica Investigación y Desarrollo S.A.	-	(1)
TISA	(1)	-
TSA	(7)	(2)
CTC Mundo S.A. (“CTC”)	3	(7)
Centros de Contacto Salta S.A.	(14)	-
Colombia Telecomunicaciones S.A.	(1)	-
	204	209
Net income on financial charges
TMA S.A.	5	-
Telfisa	1	-
	6	-
Purchases of other assets
TDA S.A.	11	-
	11	-

Telefónica payables to/receivables from the Operator (TSA) and other COINTEL’s shareholders and related companies, as of September 30, 2008 and December 31, 2007 are:

	September 30, 2008	December 31, 2007
ASSETS
Current investments
TMA S.A.	-	240
Telfisa	282	-
Total Current investments	282	240

Trade receivables
TDA S.A.	27	20
TMA S.A.	5	-
Telcel	8	2
T-Gestiona	6	4
TIWS Argentina	12	4
TIWS América	3	4
Televisión Federal S.A. – TELEFE	3	1
Telefónica Móviles Uruguay S.A.	2	1
Telefónica Larga Distancia de Puerto Rico, Inc.	1	1
Córdoba Gestiones y Contactos S.A.	1	-
Microcentro de Contacto S.A	1	-
Mar del Plata Gestiones y Contactos S.A.	1	-
CPT	4	-
Atento	5	-
Others	-	1
Total Trade receivables	79	38

Other receivables
TDA S.A.	26	20
TMA S.A.	3	-
Telefónica Media Argentina S.A.	2	2
TISA	3	3
TIWS América	3	4
Telefónica International Wholesale Services Brasil	1	1
Telefónica International Wholesale Services Perú S.A.C.	1	1
Total Other receivables	39	31
TOTAL ASSETS	400	309

	September 30, 2008	December 31, 2007
LIABILITIES
Trade payables
Telefónica S.A. – Sucursal Argentina (1)	73	58
CTC	3	8
TIWS Argentina	52	54
TIWS América	1	2
Telefónica Servicios Audiovisuales	1	1
TIS S.A.	2	1
Telefónica Investigación y Desarrollo S.A.	2	1
Atento	-	2
Telesp	4	4
TMA S.A.	-	50
Terra	4	1
Telefónica Data USA, Inc.	1	1
TSA (2)	15	-
Centros de Contacto Salta S.A.	5	-
Colombia Telecomunicaciones S.A.	1	1
CPT	-	1
Total Trade payables	164	185
Other payables
TSA	14	15
Telefónica S.A. - Sucursal Argentina	-	1
Telefónica International Holding B.V. (3)	4	4
Total Other payables	18	20

TOTAL LIABILITIES	182	205

(1) Related to liabilities from management fee. (2) In 2008, includes 13 million related to brand license. (3) See note 5.

12.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been subject to of appeals by the Company.

In the context of the transition to competition in telecommunications, the PEN issued the Presidential Decree No. 764/00 which repealed, among others, Resolutions Nos. 18,971/99 and 16,200/99 and approved the Universal Service Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be afforded by “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation.

On June 8, 2007, and July 26, 2007, respectively, the S.C. issued Resolutions No. 80 and No. 127, in which certain conditions were imposed on providers of telecommunication services as from July 2007 and until the Universal Service Trust Fund created by Decree No. 764/00 is established. These resolutions set forth that providers of telecommunications services must each open a bank account, at Banco de la Nación Argentina, in which to deposit, on a monthly basis, the amounts pertaining to their duties, until the Universal Service Trust Fund is established.

In addition, these resolutions set forth that each provider shall inform to the CNC, on a monthly basis, of the amounts deposited in its account at Banco de la Nación Argentina, and must submit an affidavit, identifying the amounts payable as investment contribution and, if applicable, any amounts spent by the provider in the implementation of programs which are to be deducted from the contribution to be paid. Resolution No. 2713/2007 of the CNC put into effect the affidavit model, established procedures regarding the determination of the calculation basis applicable to the investment contribution and instructed that any amounts to be offset in connection with performance of the Universal Service Program “will be subject to the final determination of the activities undertaken by the Commission created by Section 10 of Resolution No. 80 and to any determination subsequently issued in the framework of Resolution No. 80 and concurrent Resolution No. 82”. As regards the amounts to be paid, the S.C. issued Resolution No. 82 above-mentioned, whereby an “ad hoc” commission is to be created, for the purpose of identifying the providers required to pay investment contributions to the Universal Service Trust Fund, analyzing the existing programs and evaluating their impact in determining the applicable compensations regarding the initial programs currently underway, determining the amounts corresponding to the services provided in connection with the Universal Service Program". As of the date of issuance of these financial statements, the “ad hoc” Commission has not defined the mechanism and criteria to determine the amounts to be eventually compensated and the procedures by which the Company may recover any cost incurred in the execution of the initial programs.

As of the date of issuance of these financial statements, the Company has filed the monthly affidavits to the CNC for the periods corresponding to July 2007 through August 2008, estimating the amounts corresponding to the initial programs above-mentioned, for which a receivable balance is determined for the Company to collect from the Trust Fund for a total amount of 536 million for the mentioned period. This amount reflects the estimated amounts incurred in excess by the Company in the supply of services under the Universal Service program during the period July 2007 through August 2008, and for some of them, the applicable authority has not yet established the mechanism of valuation or approval.

On April 3, 2008, the PEN issued Decree No. 558/08 which replaces Exhibit III to Decree No. 764/00 and creates the Trust Fund for the Universal Service, that must be implemented and set up through the execution of a trust in conformity with Law No. 24,441 in a term of one hundred and eighty days. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the S.C., one member shall be appointed by the CNC, three members shall be appointed by the providers – two of which shall be appointed by the holders of the concession for the supply of basic telephone services – and the last member to be appointed by Independent Carriers). This Technical Committee shall be entrusted with the preparation of annual resources forecasts, the instructions to be imparted to the Trustee, the orders for the Trustee to disburse the amounts required to finance the Universal Service programs, reports to the applicable authorities concerning any irregularity identified in the application of funds. As regards the contributions payable, Decree No. 558/08 sets forth that the duty imposed on each provider to make a given contribution shall be audited and supervised by the CNC. The amounts payable must be tendered on the monthly due dates established by the S.C. Additionally, section 10, sub-section f) of the mentioned Decree sets forth that the Technical Committee must prepare annual cash flow projections corresponding to the established programs and communicate them to the Regulatory Authority, clarifying that the related funding needs may not exceed the financial capacity of the Universal Service Trust Fund. On May 26, 2008, the Committee for the Organization of the Universal Service Trust Fund was created, with the purpose of drafting the model trust agreement, designing the applicable procedure to select the trust manager and submitting the proposal to the applicable authorities and carry forward with the public procedure for the selection of the trust manager to be proposed to the S.C.

As mentioned in note 2.2.c), the Company calculates the charges corresponding to the Universal Service contribution, consisting in 1% of revenues from telecommunication services, net of the automatic deductions provided by the CNC rules and regulations, and in accordance with the Company’s estimates of the amounts payable within each period/fiscal year, based on the regulations in force as of that date. In the event that from the above-mentioned calculation results a payable, the corresponding net amount is recorded as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the period/fiscal year in which they will probably be reimbursed by such entity and can be valued with certainty.

The supply of telecommunications services is governed by the regulations that the Federal Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the Federal, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the Federal Anti-Trust Board (“FATB”) and the Under Secretary of Consumers’ Protection. The S.C. establishes the regulation framework and the policies applicable. The CNC applies the normative framework and the policies and supervises the telecommunications industry. The FATB enforces and supervises the dispositions related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises dispositions related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the Federal Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the Federal Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives of proposed legislation, including:

•
bills aimed at regulating all public utilities, based on the definition of utilities proposed (which  includes the activities subject to regulation carried out by the Company and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted, among others),

•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,
•	legislative bills aimed at establishing new municipal taxes, among others.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;
•	Maintenance and assurance of legal stability for the benefit of service development;
•	Strengthening of the Nation's common welfare;
•	Assurance of adequate service supply;
•	Assurance of effective protection for the rights of users and consumers;
•	Incentives to the involvement of the private sector in telecommunications;
•	Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;

•	Development of the Argentine telecommunications industry;
•	Promotion of job creation;
•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;
•	Establishment of an equal treatment for all providers.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by Management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

13.           SALE OF THE COMPANY’S EQUITY INTEREST IN TELINVER S.A.

Sale of Company’s interest in Telinver S.A.

On November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and companies affiliates until August 2006. The transaction was approved by the Company’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions.

The Company has granted the guarantees customary in these kinds of purchase and sale agreements.

As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The balances related to the disposal of Telinver S.A. are disclosed as of each period/year-end under the captions “Net liabilities from discontinued operations”  and “Net assets from discontinued operations”, respectively.

Commitments related to the sale of the equity interest in Telinver S.A.

As part of the sale transaction of Telinver S.A. mentioned above, the Company granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, the Company guarantees to the TPI Group, during a five-year term counted as from the date of execution of the sale transaction, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that the Company is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of December 31, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.4 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Court of Appeals.

On November 15, 2005, the Administrative Tax Court of Appeals issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million, including principal and interest. Telinver S.A. paid 1.7 million of principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. On August 18, 2006, Telinver S.A. was notified of a report issued by the Tax Technical Advice of the DGR accepting the claim filed by Telinver S.A. in connection with the application of the cap on interest established by Law No. 13,405, section 16, and demanding payment of 9.9 million. Telinver S.A. filed a brief challenging a portion of that amount. On September 20, 2006, Telinver S.A.’s position was dismissed and, in order to avoid an enforced collection lawsuit, Telinver S.A. informed its will to pay, reserving the right to challenge payment in the judicial file. On November 11, 2006, Telinver S.A. paid under protest the amount claimed plus interest for 11 million and filed a brief abandoning the precautionary injunction requested.

On April 11, 2007, certain Telinver S.A. officers received orders to pay in a 5-day term an amount of 4.4 million plus compensatory interest with respect to the first resolution previously mentioned. On April 17, 2007 in order to avoid an enforced collection lawsuit, Telinver S.A. paid the amount claimed by the DGR along with the amount claimed in the second resolution mentioned above for a total of 26 million, including interest. Additionally, in November 2007, the Company was notified of an additional claim from the DGR for differences in the calculation of the amounts paid for a total amount of 3.2 million. On June 10, 2008, in order to avoid an enforced collection lawsuit, the Company paid the mentioned amounts plus interests for a total amount of 3.3 million, still pending the regulation of professional fees.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether the Company be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, has deferred until the uncertainty described above is resolved an amount, net of payments, of 11 million as of September 30, 2008 (see note 2.2.l).

14.           RESTRICTED ASSETS

Under an agreement signed between the Company and Intelsat U.K., in connection to the segment capacity utilized, the Company has granted a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables as of each period/year-end.

15.           ACCOUNTING PRINCIPLES APPLIED

These financial statements have been translated into English from those originally issued in Spanish. In addition these financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company may not conform with those accepted in the countries in which these financial statements could be used. Accordingly, these financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the countries of users of these financial statements, other than Argentina.

16.           PLANS RELATED TO PERSONNEL

Performance Share Plan

On June 21, 2006, TSA’s General Shareholders’ Meeting approved a performance share plan intended for certain executives of Telefónica Group (Performance Share Plan or  “PSA”). On November 7, 2006, the Company’s Board of Directors took note of the PSA and entrusted the Chairman to develop and establish the specific conditions applicable to the PSA. Additionally, on February 15, 2007, the Company’s Board of Directors approved the PSA. This plan consists in awarding a specified number of TSA’s shares to selected beneficiaries as a variable compensation, subject to compliance with the requirements under the plan.

The PSA is subject to the following conditions:

• A minimum number of years of service at the Company, subject to special conditions in relation to termination of employment.

• The number of shares to be awarded depends on the level of achievement, which is based on the matching of the variation in shareholders’ compensation, considering quotation and dividends (Total shareholder return – TSR) on TSA’s shares with respect to the evolution of the TSR related to a group of listed telecommunication companies, representing the Benchmark Group.

The duration initially considered for the PSA is seven years. The PSA is divided into five three-years cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle.

At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the first three cycles the maximum number of shares to be awarded to the Company’s executives benefiting from the PSA amounts to about 57,200 shares, 50,300 shares and 55,100 shares, respectively.

Cycles are independent from each other. The first cycle begins on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013).

As of September 30, 2008, the Company recognized liabilities for 2.1 million in relation to the PSA, representing the Company’s obligation as of that date. For the nine-month periods ended September 30, 2008 and 2007, the expense accrued in relation with this plan amounted to 0.5 million and 0.7 million, respectively.

Incentive plan for executives with payment in cash

On August 8, 2005, the Company’s Board approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program was in force from January 1, 2005, through December 31, 2007.

The Company recognized its obligation associated with the execution of the program under the straight-line method over its term of duration, based on the level of achievement of the objectives set in the Program (see note 3.1.h)). As of March 31, 2008 this plan was fully paid.

Early Retirement Plan

On July 24, 2006, the Company’s Board of Directors approved a voluntary Early Retirement Plan (“the plan”) for the benefit of Company’s employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contribution for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility  requirements. This is an early retirement option accompanied by a financial proposal that provides for an initial payment and a plan of monthly installments until the required retirement age is reached. The plan is addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. Until mid-2007 the Company assessed the renewal of the plan and the incorporation of new beneficiaries on a monthly basis (see note 3.1.h)). In mid-2007, the Company’s Management launched new conditions for the Early Retirement Plan mainly related to economic features and benefits (additional half-yearly installments, pension supplements, etc.). This plan has been communicated to the trade unions and beneficiaries and it shall be in force until December 31, 2008. For the nine-month periods ended September 30, 2008 and 2007, the expense accrued in relation to this plan amounted to a gain of 5 million and a loss of 29 million, respectively. As of September 30, 2008, the Company maintains a liability amounting to 188 million in relation with this plan.

Social Security Plan for Executives

As of December 31, 2006, the Company’s Management had approved the summary of a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. On February 15, 2007, the summary of the SSE Plan was approved by the Company’s Board of Directors. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. The Company has not completed the implementation of the abovementioned plan. As of September 30, 2008, the Company maintains a liability amounting to 10 million, which represents its estimated obligation based on the current terms as of the date of these financial statements.

17.           PURCHASE OF TDA S.A.’s SHARES

In connection with Telefónica’s Group internal reorganization process, on May 4, 2006, the Company’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“Datacorp”), a company indirectly controlled by TSA. This transaction was approved by the Company’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, the Company and Datacorp entered into the respective share purchase and sale agreement which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, the obtaining of the authorization by the S.C. in the terms of Decree No. 764/00, which was obtained and notified on March 31, 2008. On June 15, 2007, the Company and Datacorp have agreed to extend the term for compliance with other conditions established in the respective share purchase and sale agreement for an additional 12-month period.

Datacorp has received a request from a minority shareholder of TDA S.A. to purchase its stockholdings according to Decree No. 677/01. On March 26, 2008 Datacorp notified TDA S.A. of its intention to purchase all the minority shareholder shares according to Decree No. 677/01 Section VII. On October 16, 2008, the CNV approved Datacorp’s unilateral Letter of Intent to Acquire TDA S.A. shares in the terms of Section 28 of Decree No. 677/01 concerning TDA S.A. shares held by third parties. On October 24, 2008, Datacorp made the funds available to acquire TDA S.A. shares held by third parties.

On March 28, 2008 the Company and Datacorp agreed to: (i) the purchase and sale of the shares that represent the remaining 1.8578% of the capital stock and votes of TDA S.A., which will be previously acquired by Datacorp from minority shareholders according to the proceeding mentioned in the previous paragraph (the “second amendment”); (ii) extend the term for the compliance of certain conditions (including the completion of the procedure for the acquisition of the minority shareholders’ shares) for an additional 6-month period as from June 17, 2008; (iii) amend the price for the purchase and sale of the shares to the amount of  US$ 56 million for the shares representing 97.89% of TDA S.A.’s capital stock, and US$ 1 million for the shares to be acquired from TDA S.A.’s minority shareholder, (iv) subject the closing to the whole transaction to the completion of the procedure for the acquisition of the minority shareholders’ shares and the approval of this amendment by the Company’s Audit Committee and Board of Directors, which occurred on May 6, 2008.

The closing date of the transaction, understood as the date on which Datacorp shall transfer the shares and the Company shall pay the price, shall take place within 5 business days following compliance with the conditions mentioned in the previous paragraphs.

18.           OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of good sold
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a)  Fixed assets
TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2008

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Increases	Net Retirements	Transfers	Amounts at end of period

Land	111	-	-	-	111
Buildings	1,729	-	-	1	1,730
Switching equipment	4,317	-	(6)	23	4,334
Transmission equipment	4,376	-	(1)	173	4,548
Network installation	7,668	-	(4)	28	7,692
Telephones, switchboards, booths and others	785	75	(126)	10	744
Furniture and office equipment	538	1	-	42	581
Automobiles	62	-	-	-	62
Work in process	438	283	-	(179)	542
Materials (1)	51	215	(47)	(87)	132
Prepayments to vendors	22	4	-	(11)	15
Total	20,097	578	(184)	-	20,491

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the period	Retirements	Accumulated at end of period	Net book value at end of period

Land	-	-	-	-	-	111
Buildings	645	50	31	-	676	1,054
Switching equipment	4,051	10	77	(6)	4,122	212
Transmission equipment	3,547	10	164	(1)	3,710	838
Network installation	5,813	15	312	(2)	6,123	1,569
Telephones, switchboards, booths and others	698	2 – 7	79	(126)	651	93
Furniture and office equipment	496	1 – 3	39	-	535	46
Automobiles	53	5	3	-	56	6
Work in process	-	-	-	-	-	542
Materials (1)	-	-	-	-	-	132
Prepayments to vendors	-	-	-	-	-	15
Total	15,303		705	(135)	15,873	4,618

(1)	Net of 17 million of obsolescence allowance.

a)  Fixed assets (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Increases	Net Retirements	Transfers	Amounts at end of year

Land	111	-	-	-	111
Buildings	1,724	-	-	5	1,729
Switching equipment	4,235	-	(4)	86	4,317
Transmission equipment	4,224	-	(7)	159	4,376
Network installation	7,639	-	(9)	38	7,668
Telephones, switchboards, booths and others	730	36	(40)	59	785
Furniture and office equipment	484	1	-	53	538
Automobiles	61	1	-	-	62
Work in process	313	380	-	(255)	438
Materials (1)	50	187	(56)	(130)	51
Prepayments to vendors	15	22	-	(15)	22
Total	19,586	627	(116)	-	20,097

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-	111
Buildings	604	50	41	-	645	1,084
Switching equipment	3,915	10	140	(4)	4,051	266
Transmission equipment	3,317	10	237	(7)	3,547	829
Network installation	5,380	15	437	(4)	5,813	1,855
Telephones, switchboards, booths and others	657	2 – 7	81	(40)	698	87
Furniture and office equipment	458	1 – 3	38	-	496	42
Automobiles	43	5	10	-	53	9
Work in process	-	-	-	-	-	438
Materials (1)	-	-	-	-	-	51
Prepayments to vendors	-	-	-	-	-	22
Total	14,374		984	(55)	15,303	4,794

(1)       Net of 17 million of obsolescence allowance.

b) Intangible assets
TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2008

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Increases	Transfers	At end of period

Trademarks	1	-	-	1
License (frequencies)	59	-	-	59
No competition obligation	2	-	-	2
IT applications	900	-	39	939
IT applications in process	66	50	(39)	77
Client portfolio	-	5	-	5
Total	1,028	55	-	1,083

	Amortization
Main account	At beginning of year	Annual rate (%)	For the period	At end of period	Net book value at end of period

Trademarks	-	-	-	-	1
License (frequencies)	58	10	1	59	-
No competition obligation	1	14-20	-	1	1
IT applications	800	33	42	842	97
IT applications in process	-	-	-	-	77
Client portfolio	-	25	-	-	5
Total	859		43	902	181

b) Intangible assets (Cont.)
TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2007

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Increases	Transfers	At end of year

Trademarks	1	-	-	1
License (frequencies)	59	-	-	59
No competition obligation	2	-	-	2
IT applications	792	-	108	900
IT applications in process	111	63	(108)	66
Total	965	63	-	1,028

	Amortization
Main account	At beginning of year	Annual rate (%)	For the year	At end of year	Net book value at end of year

Trademarks	-	-	-	-	1
License (frequencies)	56	14	2	58	1
No competition obligation	1	14	-	1	1
IT applications	718	33	82	800	100
IT applications in process	-	-	-	-	66
Total	775		84	859	169

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(amounts stated in millions of Argentine pesos)

	2008				2007
Name and features	Face value of shares	Number of securities	Cost	Book Value	Book Value

Current assets (1)

Government securities – Discount bond	-	-	-	-	30
Government securities – GDP – related securities	-	-	-	-	9
Negotiable obligations of TMA S.A.	-	-	-	-	240
Total current				-	279
Total				-	279

(1)  See note 2.2.b).

d) Other investments
TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(amounts stated in millions of Argentine pesos)

	Sep-08		Dec-07
Main account and features	Book value

Current investments:

Foreign currency deposits (note 18.g)	370	(1)	51
Local currency deposits	72		80
Total	442		131

(1) Includes 282 million with related companies (see note 11.3)

e) Allowances and accruals
TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(amounts stated in millions of Argentine pesos)

	2008
Account	Balance at beginning of year	Increases and transfers		Decreases		Balance at end of period

Deducted from current assets:
For doubtful accounts	179	57		(55)		181
For impairment in value and slow turnover	2	-		(1)		1
	181	57		(56)		182
Deducted from noncurrent assets:
For doubtful accounts	2	-		(2)		-
	2	-		(2)		-
Total	183	57	(1)	(58	)(2)	182
Included in current liabilities:
Reserves	53	-		(17)		36

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	5	-		-		5
Reserves	401	83	(3)	(118)		366
	406	83		(118)		371
Total	459	83		(135	)(4)	407
Included in net liabilities from discontinued operations:
Allowance for deferred tax assets	-	16		-		16
Total	-	16		-		16

	2007
Account	Balance at beginning of year	Increases and transfers		Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	155	63		(39)		179
For impairment in value and slow turnover	2	-		-		2
	157	63		(39)		181
Deducted from noncurrent assets:
For doubtful accounts	3	-		(1)		2
	3	-		(1)		2
Total	160	63	(1)	(40	)(2)	183
Included in current liabilities:
Reserves	80	5	(3)	(32)		53

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	-	5		-		5
Reserves	319	156	(3)	(74)		401
	319	161		(74)		406
Total	399	166		(106	)(4)	459

(1)	Included in selling expenses in the statement of operations.
(2)	In 2008 and 2007, includes 12 million and 13 million, respectively, for recovery of doubtful accounts.
(3)
In 2008 and 2007, includes 54 million and 44 million disclosed under “Other expenses, net” and 29 million and 102 million disclosed under “Financial expense and holding losses on liabilities”, respectively, in the statement of operations. Additionally, in 2007 includes transfers amounting to 15 million and an increase in allowance for specific tax loss carryforward of 5 million.

(4)
In 2008 and 2007, includes 6 million and 19 million, respectively,  disclosed under “Other expenses, net” in the statement of operations, related to reversal of reserves. Additionally, in 2008 includes the compensation of 21 million mentioned in note 9.c).

f) Cost of good sold

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2008 AND 2007

(amounts stated in millions of Argentine pesos)

	Sep-08	Sep-07

Inventories at beginning of year	10	5

Purchases	12	12

Inventories at end of period	(10)	(8)
Total (note 3.1.l)	12	9

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(amounts stated in millions of Argentine pesos)

	2008				2007
	Amount in units of foreign currency (1) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (1) (in millions)	Currency	Book value in millions of pesos
ASSETS
Current assets
Cash
Banks	1	US$	3.130200	3	-	US$	2

Investments
Foreign currency deposits	28	US$	3.130200	88	16	US$	51
Government securities	-	US$	3.130200	-	12	US$	39
Related companies	90	US$	3.130200	282	76	US$	240

Trade receivables	(3)	US$	3.130200	(10)	13	US$	41
	-	-	-	-	-	SDR	1
Other receivables
Related companies	4	US$	3.130200	14	3	US$	11
Prepayment to vendors (2)	3	EURO	4.411600	14	3	EURO	15
Financial instruments	1	US$	3.130200	3	-	-	-
Other	2	US$	3.130200	7	1	US$	3
Total current assets				401			403
Noncurrent assets

Other receivables
Other	2	US$	3.130200	7	1	US$	2
Total noncurrent assets				7			2
Total assets				408			405
LIABILITIES
Current liabilities
Trade payables	46	US$	3.130200	143	52	US$	165
	1	EURO	4.411600	4	1	EURO	4
	(3)	SDR	4.874410	(13)	-	SDR	1
	7	¥	0.029536	-	6	¥	-
	1	BRL	1.648450	1	-	-	-

Bank and financial payables	10	US$	3.130200	30	136	US$	430
	1,046	¥	0.029536	31	1,069	¥	29
	2	EURO	4.411600	9	2	EURO	10
Other payables
Related companies	3	EURO	4.411600	12	3	EURO	13
Financial instruments	1	US$	3.130200	4	3	US$	9
	2	EURO	4.411600	7	-	-	-
Others	(1)	US$	3.130200	(2)	(2)	US$	(5)
Total current liabilities				226			656
Noncurrent liabilities
Trade payables	1	US$	3.130200	3	1	US$	3

Bank and financial payables	347	US$	3.130200	1,087	347	US$	1,094
	1,556	¥	0.029536	46	2,593	¥	73
	10	EURO	4.411600	44	11	EURO	51

Other payables
Related companies	-	EURO	4.411600	2	-	EURO	2
Financial instruments	-	US$	3.130200	1	2	US$	7
Total noncurrent liabilities				1,183			1,230
Total liabilities				1,409			1,886

(1) Includes figures less than 1 million in foreign currency.
(2) Corresponding to prepayment to vendors for purchases of fixed assets (see note 18.a).

US$:	U.S. dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights
BRL:	Brazilian Currency

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(amounts stated in millions of Argentine pesos)

	2008					2007
ACCOUNT	OPERATING EXPENSES	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL

Salaries and social security taxes (2)	403	84	143	-	630	487
Other payroll expenses	4	2	1	-	7	6
Fixed assets depreciation	595	1	109	-	705	738
Fees and payments for services	474	154	137	-	765	619
Taxes	75	1	128	-	204	162
Advertising	-	-	133	-	133	81
Directors’ and statutory auditors’ payments	-	4	-	-	4	22
Insurance	-	14	-	-	14	12
Material consumption and other expenditures	92	3	2	-	97	62
Management fee	20	2	-	-	22	55
Brand license	-	-	13	-	13	-
Transportation	28	-	-	-	28	29
Rentals	26	6	2	-	34	28
Commissions	-	-	22	-	22	22
Allowance for doubtful accounts	-	-	57	-	57	50
Recovery of doubtful accounts (1)	-	-	(15)	-	(15)	(16)
Tax on bank transactions	-	35	-	-	35	30
Intangible assets amortization	13	23	7	-	43	61
Net book value of fixed assets retired	-	-	-	2	2	3
Employee terminations	-	-	-	47	47	71
Other	-	-	-	65	65	44
Total 2008	1,730	329	739	114	2,912
Total 2007	1,624	291	533	118		2,566

(1)	In 2008 and 2007, it includes 3 million and 8 million, respectively, related to collections from customers written off as of December 31, 2007 and 2006 and to other recoveries, respectively.
(2)	In 2008, includes 21.1 million related to the compensation described in note 9.c).

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

The following discussion should be read together with the financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the nine-month periods ended September 30, 2008 and 2007. Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina approved by the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”), as adopted by the National Securities Commission (“CNV”) (“Argentine GAAP”), which may differ in certain respects from those accepted in the countries in which the financial statements could be used (see notes 2.1. and 15. to the financial statements).

Critical Accounting Policies

This information summary is based upon the Company’s financial statements, which have been prepared in accordance with Argentine GAAP.

The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in notes 2 and 10.1. to the financial statements. The most critical accounting policies adopted in preparing the financial statements according to Argentine GAAP relate to:

•
the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as its results of operations. Company’s Management estimates about technology and its future development require significant judgment because the impact of technology advances is difficult to predict;

•
the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the assets is recoverable, estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at a rate that reflects the time value of money and the risks specifically inherent in the asset) and before financial charges and income tax. If the amount recorded exceeds the recoverable amount, an adjustment charge is to be recognized based on the fair value of the asset. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Company Management´s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

Fixed assets and intangible assets have been valued based on their recoverable value on the basis of Company Management´s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1. to the financial statements, in the opinion of the Company’s Management, projecting such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the fixed assets amounts. Notwithstanding the foregoing, as explained in note 8.1. to the financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

•	the creation of reserves for contingencies assessed as likely by the Company’s Management, based on its estimates and the opinion of its legal counsel (see note 9. to the financial statements).

•
the Company’s Management assesses the recoverability of deferred tax assets and tax on minimum presumed income based on estimates. Minimum presumed income tax is supplementary to income tax. Therefore, the Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess amount may be computed as a prepayment to any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years. The recoverability of deferred tax assets and minimum presumed income tax ultimately depends on the Company’s ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible.  In making its assessment, the Company’s Management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of September 30, 2008, based on the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the foreign exchange rate and inflation for the next years, and the reduction in foreign currency debt, the Company considers that the balances of net deferred tax assets and minimum presumed income tax are likely to be recovered, except for the specific tax loss carryforward balances. Additionally, the Company’s management evaluates the uncertain tax positions in the light of the regulations in force (see note 2.4. to the financial statements).

•	the creation of allowances, amounting to 181 million set up to cover doubtful accounts based on the Company’s estimates regarding the terms and conditions of their potential future collection.

•	the booking of liabilities related to plans and programs providing for benefits to employees and Executives (see note 16. to the financial statements);

•
the Company’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine Government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable; and

•
the Company is unable to predict the resolutions that may result from the renegotiation mandated under the Public Emergency Law, the nature of the future rate schedule or the date on which the future rate schedule will become effective. The effect of any economic regulation or residual credit established by the Argentine Government will be recognized at the time the Company takes notice of it and it is effectively approved by the Regulatory Authority (see note 6. to the financial statements).

The preparation of financial statements in accordance with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses during each period/year. Final results may differ from those estimated by the Company’s Management.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of such financial statements. All Company Management estimates have been made accordingly. The effects of any additional measures that could be taken by the Argentine Government will be accounted for when the Company’s Management becomes aware of them.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

•
the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•
the regulated nature of the Argentine telecommunications market, including a framework of decrees of the Federal Executive Power (“PEN”) and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

•
the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

After the expiration of Néstor Kirchner administration for the period 2003 through 2007, his wife, Cristina Fernández de Kirchner, assumed as President of Argentina as she won the elections in October 2007 in first round by having exceeded the 45% threshold required by Argentina’s national electoral code, facing a fragmented opposition. In spite of the favorable legacy received in economic terms, the lady President will have to face multiples challenges related to institutional, political, economic, social and international matters.

Until the beginning of the crisis in the international financial markets, Argentina’s economic activity had been growing at high rates (annualized rate of 7.9% in the first seven months of 2008), driven by private consumption and to a lesser extent by investment. The Gross Domestic Product (“GDP”) (measured in real terms) grew by 9% in 2004, by 9.2% in 2005, by 8.5% in 2006, and by 8.7% in 2007, just over 29% above the level recorded in 1998, the previous peak for economic activity in Argentine. In addition, the official annual inflation remained in a single-digit figure during 2007: 8.5%, whilst wholesale prices accumulated a 14.4% increase over the year. In the first nine months of 2008, the retail prices accumulated a rise of 6.1%, while wholesale prices accumulated a rise of 8.7%, both according to official measurement.

The unemployment rate was 8% of the economically-active population in the second quarter of 2008 (measured like an average of four quarters) falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. According to official measurement, poverty is at the level of 17.8% of total population and indigence represents the 5.1% of total population in the first semester of 2008.

As far as the main financial variables are concerned, the general situation showed a deterioration. The dollar exchange rate fluctuates around AR$ 3.25 – AR$ 3.35 per U.S. dollar, and the capital flight has increased as a result of the intensification of the international crisis unleashed since last year and the disputes between the Government and farmers’ representatives started in last March. The Merval index closed on September 30, 2008 in 1,692 points, accumulating 21.3% in Peso-denominated loss and 20.6% in U.S. Dollar-denominated loss in the first nine month of 2008. In turn, the interest rates slowed down after the rise experienced in the previous quarter, with the PRIME lending rate of 30 days having been set at 17.9% per annum (September average) and the BADLAR borrowing rate of 30 days having been set at 12.2% per annum (September average).

Argentina’s total sovereign debt decreased from US$ 189.8 billion, in the first quarter of 2005, to US$ 149.9 billion (equivalent to 50.6% of GDP) in the second quarter of 2008. Even so, this level of indebtedness is still above the level as of December 2001, although the terms have been extended considerably and the service payment is lower. This reduction in the country’s sovereign indebtedness is due to the conclusion of the process to renegotiate the amounts defaulted in the first quarter of 2005 and to the early settlement of the full amount owed to the International Monetary Fund (“IMF”), made in January 2006, with a disbursement of about  US$ 9.5 billion. Notwithstanding this, there are still US$ 30.6 billion in indebtedness not submitted for swap (hold-outs) and approximately US$ 6.2 billion in indebtedness still pending for settlement with Club de París. Currently, the Government is attempting to regularize these debts since the announcements of payments to Paris Club and to re-openning for exchanging the debt for “hold-outs”.

The perspectives for the next months indicate that economic activity will continue to grow though at a slower pace than in the last quarters, affected by the restrictions of low installed capacity available and by cuts in energy supply. Additionally, in the last months there has been an increasing uncertainty and conflicts in the political scenario and an acute international economic crisis which is having a negative impact in terms of trade between Argentina and the rest of the world. Regarding the price scenario, the official inflation rate will remain within levels slightly lower than 10% per annum, though the alternative inflation measurements might be maintain at levels around 15% to 20% per annum.

In the financial markets the perspective for the exchange rate points to a gradual slide of the Peso against the US Dollar, up from the lowest exchange rate registered around AR$ 3.00 – AR$ 3.05 for each US Dollar in recent months, while interest rates will keep rising, adjusting even more in real terms. Fixed and variable markets would range according to the volatility that implies the conditions of the international economy and the sustainability of public accounts, in order to satisfy funding needs for the 2009-2010 period.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index (“WPI”) and the rate of real growth of Argentine GDP for the periods shown:

	September 30,
	2008	2007

WPI (% change) (1)	8.7	11.6

(1)	Price index figures are for the nine-month periods ended September 30, 2008 and 2007.

	September 30,
	2008	2007

GDP (annual % change) (2)	8.4	8.5

(2)	Official data.

Telecommunication rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created the UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2008. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services,  in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)
Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)           Internet access service in all its provincial centers at discount prices.

c)
Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) does not have a significant impact on the Company's future income (loss).

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.4.a) to the financial statements, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006 then subsequent extensions which latest maturity shall be six months as from October 6, 2008.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level.  If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

Royalties to be paid to municipalities for public space occupancy

In May 2004, the lower House of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

This proposed legislation is now to be debated by the Senate, though it is no longer being discussed in Congress. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

The Company considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Corporate governance code

On October 11, 2007, the CNV, through its General Resolution No. 516/07, approved the minimum contents of the Corporate Governance Code of the companies authorized for public offering of their shares, which were approved as recommendations.

According to the above-mentioned Resolution, together with the financial statements corresponding to the current fiscal year, the Company shall file a report on its Corporate Governance Code.

As from many years, the Company maintains high standards in terms of corporate governance, that are included in the annual report, which are substantially in line with the new recommendations issued by the CNV Resolution.

On the date of issuance of these financial statements, the Company’s Board of Directors approved the Good Corporate Governance Report 2008, which details the actions carried out as of to date.

Comparison of results of operations for the nine-month periods ended September 30, 2008 and 2007

All references made below to 2008 and 2007 are to the Company’s nine-month periods ended September 30, 2008 and 2007, restated as described in note 2.1. to the financial statements.

In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.1. to the financial statements. References to “in current terms” are to figures not restated by inflation.

Net Revenues

Net revenues increased by 12.7% to AR$ 3,466 million in 2008 from AR$ 3,076 million in 2007.

The increase in revenues was principally due to an increase in the consumption and in the average number of lines of different services, mainly internet, interconnection and direct lines.

The following table shows operating revenues stated in millions of pesos by category of services for the nine-month periods ended September 30, 2008 and 2007:

	Amounts in million of pesos
	2008		2007		Variation
Basic telephone service
Measured service	896	25.8%	803	26.1%	11.6%
Monthly basic charges (1)	691	19.9%	643	20.9%	7.5%
Special services	744	21.5%	594	19.3%	25.3%
Public phones	75	2.2%	104	3.4%	-27.9%
Access charges	602	17.4%	509	16.6%	18.3%
International long-distance service	172	5.0%	166	5.4%	3.6%
Direct Lines	114	3.3%	93	3.0%	22.6%
Other	172	4.9%	164	5.3%	4.9%
Total	3,466	100%	3,076	100%	12.7%

(1)	Includes basic charges and charges for supplemental services.

The main variations refer to:

Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, to customers of other operators routed through the Company’s network as well as other operators’ networks. In this last case, the Company bills and collects revenues for the termination of those calls (included in Access charges revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

Revenues from measured service increased by AR$ 93 million or 11.6% to AR$ 896 million in 2008 from AR$ 803 million in 2007. The variation was mainly due to: (i) higher income from flat rate services, partially offset by a decreased in the average local and domestic long-distance use per line, for a net amount of AR$ 50 million, and (ii) higher income from a decrease in tariff discounts of approximately AR$ 43 million in 2008 as compared to 2007.

Revenues from monthly basic charges increased by AR$ 48 million or 7.5% to AR$ 691 million in 2008 from AR$ 643 million in 2007. The variation was mainly due to: (i) an increase in revenues from supplemental services, net of unprovided services, of approximately AR$ 42 million, mainly due to the increase in the average price of these services of approximately 22% and to the increase of the number of billable lines for these services of approximately 4.8%, and (ii) an increase in revenues from monthly basic telephone service of approximately AR$ 6 million, mainly by an increase in the consumption of new products partially offset by a decrease in the average rate due to changes in the structure of the number of billable lines.

Revenues from special services increased by AR$ 150 million or 25.3% to AR$ 744 million in 2008 from AR$ 594 million in 2007. The variation was mainly due to an increase of internet service, due to higher income generated by ADSL access charges of AR$ 42 million, for ADSL monthly charges of AR$ 105 million and other value-added internet services of AR$ 16 million, due to the larger number of users, partially offset by a decrease of AR$ 5 million in revenues from lower consumption of prepaid cards and a decrease of approximately  AR$ 8 million due to lower consumption of internet dial up and 0610 service.

Revenues from public phones decreased by AR$ 29 million or 27.9% to AR$ 75 million in 2008 from AR$ 104 million in 2007. The variation mainly results from a drop in the consumption in third party calling centers, in-store telephone booths and terminals.

Access charges: the Company bills and collects revenues resulting from call termination of other operators through the Company’s network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

Revenues resulting from access charges (interconnection) in 2008 amounted to AR$ 602 million, as compared to AR$ 509 million in 2007, representing an increase of AR$ 93 million or by 18.3%. The variation mainly results from: (i) an increase in interconnection traffic of approximately AR$ 30 million, and (ii) an increase  in revenues in interconnection charges of approximately AR$ 63 million, both increases granted mainly with mobile telephone companies.

International long-distance service revenues increased by AR$ 6 million or 3.6% to AR$ 172 million in 2008 from AR$ 166 million in 2007. This variation was mainly due to an increase in customers and suppliers traffic.

Revenues from Direct Lines increased by AR$ 21 million or 22.6% to AR$ 114 million in 2008 from AR$ 93 million in 2007. The variation was mainly due to the increase in leases and monthly charges of direct line circuits, and a decrease in commercial and special discounts.

“Other” revenues increased to AR$ 172 million in 2008 from AR$ 164 million in 2007 which represents an increase of AR$ 8 million or 4.9%. This variation was mainly generated by higher revenues related to advertising in telephone directories, by higher reconnection charges and by an increase in revenues from connection, partially offset by a decrease in revenues from other administration services.

Cost of Services provided, Administrative expenses and Selling expenses (“Operating cost”)

Cost of services provided, administrative expenses and selling expenses increased by 14.4% to AR$ 2,810 million in 2008 from AR$ 2,457 million in 2007.

The following table shows the breakdown of expenses for the nine-month periods ended September 30, 2008 and 2007, stated in million pesos:

	Amounts in million of pesos
	2008		2007		Variation
Salaries and social security taxes	630	22.4%	487	19.9%	29.4%
Amortization of fixed assets and intangible assets	748	26.6%	799	32.5%	-6.4%
Fees and payments for services	898	31.9%	700	28.5%	28.3%
Material consumption and other expenditures	97	3.4%	62	2.5%	56.5%
Allowance for doubtful accounts	42	1.5%	34	1.4%	23.5%
Taxes	204	7.3%	162	6.6%	25.9%
Management fee	22	0.8%	55	2.2%	-60.0%
Brand license	13	0.5%	-	-	-
Other	156	5.6%	158	6.4%	-1.3%
Total	2,810	100%	2,457	100%	14.4%

The main variations of operating costs refer to:

Salaries and social security taxes increased by 29.4% or AR$ 143 million to AR$ 630 million in 2008 from AR$ 487 million in 2007. The variation was mainly due to an increase in salaries granted by the Company during the first nine months of 2008 to employees, both included and not included in the collective bargaining agreement. Additionally, this variation includes the effect of the agreements between the Company and the unions, which represent the employees included in collective bargaining agreements, that took place in July and August 2007. These increases were accompanied by an increase in the Company’s average headcount, which varied approximately 3.0% to 10,437 in 2008 from 10,135 in 2007. All these increases were partially offset by the cost recovery of 21.1 million resulting from the compensation established by Resolution No. 42 of the S.C. for additional costs incurred by the Company due to increases in social security contribution (see note 9.c) to the financial statements).

The productivity index, measured as lines in service by employee increased from 438.3 in 2007 to 440.7 in 2008, which represents a 0.6% increase.

Total amortization of fixed assets and intangible assets decreased to AR$ 748 million in 2008 from AR$ 799 million in 2007. The decrease was mainly due to the assets that were no longer amortized as from September 2007 (mainly transmission, switching and radio equipment), partially offset by the depreciation charges resulting from the additions of assets applied during 2007 and 2008.

Fees and payments for services increased by 28.3% or AR$ 198 million to AR$ 898 million in 2008 from AR$ 700 million in 2007.

In relation to the above mentioned variation, the main increases that are worth to be mentioned are:

•	Interconnection traffic and links with providers and outgoing international calls for AR$ 36 million;
•	Advertising expenses for AR$ 52 million, mainly generated by an increase in the number of advertising and telemarketing campaigns;
•	Commissions for sales for AR$ 29 million due to the increase in revenues;
•	Maintenance of networks and buildings expenses for AR$ 40 million;
•	Expenses on IT services for AR$ 9 million;
•	Expenses related to the edition, printing and distribution of the telephone directories for AR$ 4 million;
•	Advisory and consulting expenses for AR$ 4 million;
•	Security, communication and travel and others expenses for AR$ 8 million;
•	In 2007, recovery of costs for AR$ 21.5 million due to the debt compensation mentioned in note 9.c). to the financial statements.

These increases were partially offset by:

•	A decrease in temporary personnel expenses for AR$ 6 million, mainly due to the decrease in the hiring of personnel of this staff category.

Costs for material consumption and other expenditures increased from AR$ 62 million in 2007 to AR$ 97 million in 2008. The main cause for the change was the increase in the supplies used by the Company, as a result of the larger average number of installed lines in basic telephony and ADSL and the higher prices of such supplies.

The allowance for doubtful accounts increased by a net of AR$ 8 million. The variation can be summarized as follows: (i) in 2008 allowance for doubtful accounts amounted to AR$ 57 million, which as compared to the AR$ 50 million of 2007, represents an increase of AR$ 7 million; and (ii) a total recovery of collection of past-due customers in 2008 of AR$ 15 million, which as compared to the AR$ 16 million recovered in 2007 represents a decrease in the recovery of AR$ 1 million.

The charge to income for taxes increased by AR$ 42 million from AR$ 162 million in 2007 to AR$ 204 million in 2008. This variation is mainly due to an increase in the Company’s revenues, the taxable base for determination of certain taxes.

The charge to income for management fee decreased AR$ 33 million. This variation is due to the maturity of the management agreement in April 2008 (see note 11.2. to the financial statements).

In 2008, the charge for brand license corresponds to the license agreement for the use of brands whereby TSA grants the Company with a license to use in the territory of Argentine various brands of its property (including the Telefónica brand). This agreement is effective as from May 1, 2008, through December 31, 2011, and may be renewed for three-year periods (see note 11.2 to the financial statements).

The charge to income for other operating costs decreased from AR$ 158 million in 2007 to AR$ 156 million in 2008, representing a AR$ 2 million decrease. In 2008 there were lower directors’ and statutory auditors’ payments of AR$ 18 million, partially offset by higher leases and insurance costs of AR$ 8 million; an increase in cost of goods sold of AR$ 3 million, and an increase of AR$ 5 million in the amount charged to results for tax on bank debits and credits.

Other expenses, net

Other expenses, net decreased from AR$ 118 million in 2007 to AR$ 114 million in 2008, which represents a decrease of AR$ 4 million or 3.4%. The variation is mainly due to a decrease in reserves charges and employee termination charges.

Financial income and losses

 For 2008 and 2007, net financial income and losses amounted to losses of AR$ 112 million and AR$ 263 million, respectively, representing a decrease in the loss of AR$ 151 million. This variation was mainly due to: (i) AR$ 64 million decrease in the loss from exchange differences, from a loss of AR$ 60 million in 2007 to a gain of AR$ 4 million in 2008, due to a appreciation of the peso in 2008 as compared to 2007 and the effect of repayment of loans denominated in foreign currency, and (ii) a decrease in interest and net financial charges of AR$ 112 million, from a loss of AR$ 208 million in 2007 to a loss of AR$ 96 million in 2008, mainly due to a decrease in  financial payables, partially offset by, (iii) AR$ 11 million decrease in holding gain from financial instruments, and  (iv) a decrease in holding gain from government securities of AR$ 13 million.

Income tax

The charge for income tax as of September 30, 2008 and 2007 amounted to AR$ 168 million and AR$ 76 million, respectively. The variation is mainly due to the increase in net income for the nine-month period ended September 30, 2008 as compared to the same period of 2007.

Net income

Net income increased from a gain of AR$ 162 million in 2007 to a gain of AR$ 262 million in 2008. The variation is mainly explained by an increase in net revenues and a decrease in the loss from financial expenses, partially offset by the increases in operating, administrative and selling expenses and income tax charge.

Liquidity and capital resources

In 2008 and 2007, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and cash equivalents

Company’s cash and cash equivalents were AR$ 449 million as of September 30, 2008 and AR$ 844 million as of September 30, 2007 (net of AR$ 51 million corresponding to Discount Bond, GDP-related securities and negotiable obligations of TMA S.A.). As of September 30, 2008, 83.1% of Company’s cash and cash equivalents are denominated in foreign currency. As a percentage of total assets, cash and cash equivalents represents 7.5% as of September 30, 2008.

Cash provided by operating activities increased by AR$ 177 million, from AR$ 1,233 million in 2007 to AR$ 1,410 million in 2008.

Financial resources and investments

As of September 30, 2008, the Company held long-term funds from major financial institutions in an amount equivalent to AR$ 90 million with maturities in February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

As of September 30, 2008, there were three negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of September 30, 2008 (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
08/03	US$212.5	7	11/2010	9.125	a)
08/03	US$0.03	8	08/2011	8.85	a)
08/03	US$134.6	8	08/2011	8.85	a)

a)	Refinancing of liabilities.

The informative prospect related to the issuance of these negotiable obligations describes the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

The Company’s Shareholders’ Meeting held on December 19, 2003, approved the creation of a new global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Buenos Aires Stock Exchange (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets. As of September 30, 2008, there are no negotiable obligations outstanding under this Program, which is in force until April 23, 2009.

Main funds used in 2008 were to purchase fixed assets and to repay loans. The funds used to purchase fixes assets and intangible assets in 2008 and 2007 amount to AR$ 592 million and AR$ 417 million (in 2008 and 2007 net of AR$ 41 million and AR$ 23 million, respectively,  financed with trade payables), respectively.

The following table contains a breakdown of the Company’s investments in fixed assets and intangible assets (1) for the nine-month periods ended September 30, 2008 and 2007.

	Millions of Argentine pesos
	September 2008	September 2007
Land, buildings and equipment	7	6
Transmission and switching equipment	169	155
External plant	107	53
Telephone equipment	75	21
Materials	215	151
IT applications	50	38
Others	10	16
Total	633	440
(1)	Allocation of work in process and prepayments to vendors to each line item has been estimated.

Foreign-denominated debt, receivables and investments

The Company’s bank and financial payables in foreign currencies as of September 30, 2008 amounted to approximately US$ 357 million (approximately AR$ 1.1 billion), 12 million euros (approximately AR$ 53 million), and 2.6 billion yens (approximately AR$ 77 million). As of September 30, 2008, the Company also had the equivalent of approximately AR$ 162 million of trade and other payables denominated in foreign currencies. Approximately AR$ 405 million of the Company’s receivables and investments are denominated in foreign currency.

As of September 30, 2008, the Company's current assets are lower than its current liabilities by 268 million. The Company will finance the payment of liabilities with own funds provided by its operations and with bank loans.

In the past, the Company managed to reduce gradually its financial indebtedness through a combination of cancellations at maturity, issuance of negotiable obligations, and short and long-term refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company to settle or refinance successfully the remaining balance of its indebtedness.

Exposure to foreign exchange rates

In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of September 30, 2008 was 2.6 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of September 30, 2008, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$ 26 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity. As of September 30, 2008 and December 31, 2007, the hedge relationships of this swap was deemed to be ineffective (see note 2.2.i) to the financial statements).

The Company uses foreign currency forward agreements, in order to hedge the risk associated with the exposure to the exchange rate of financial indebtedness denominated in U.S. dollar and in euros, trade payables denominated in US Dollars and debts for probable future commitments. As of September 30, 2008, the Company had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of US$ 60 million and EUR 11 million. The maturity of these agreements occur from October 2008 to April 2009. The average exchange rate agreed upon for these transactions was AR$ 3.1006 per U.S. dollar and AR$ 4.9743 per euro. As of September 30, 2008, the hedge relationships of certain forward agreements were deemed to be ineffective. As of December 31, 2007, the hedge relationships were deemed to be effective (see note 2.2.i) to the financial statements).

Contractual obligations and commercial commitments

The following table represents a summary of the contractual obligations and commercial commitments of the Company:

	Payments due by period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years	3-4 years	4-5 years	After 5 years
Contractual obligations
Bank and financial payables	1,486	140	1,319	9	9	9
Other obligations	1,735	1,244	86	44	46	315
Total contractual obligations	3,221	1,384	1,405	53	55	324

Other commercial commitments	230	71	121	30	6	2
Total commercial commitments	230	71	121	30	6	2

Bank and financial payables include principal and interest. For the debts that accrue a variable interest rate, the Company estimated interest payable based on interest rates in effect as of September 30, 2008. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 94% of these obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect as of September 30, 2008. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Statistical data

The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data
	September-08	September-07

Lines installed	4,981,004	4,877,820
Lines in service	4,601,754	4,635,813
Lines in service per 100 inhabitants	23.3	24.0
Lines in service per employee	440.7	438.3
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	92,240	115,356

Prospects of Telefónica de Argentina S.A.

In the 2001 post crisis scenario, where the companies reacted by carrying out liability restructurings, mergers and acquisitions, the Company faced extraordinary challenges, focusing its decisions in the generation and protection of its cash flows and the fulfillment of its commitments.

Since 2003, the economy growth facilitated a gradual recovery of the telecommunications services demand, raising the consumption and favoring the development of new services, such as broad band, in a highly competitive environment.

In this scenario, the Company has defined the following management priorities for the short and medium term, in order to reach its vision of “Improving people’s lives, facilitate business and contribute to communities progress in which we operate by supplying innovating services based on Information Technologies and communications”:

•
Becoming a broadband provider company, leading Internet growth opportunities by developing ADSL, considered to be the main lever for growth in the residential segment. The growth plan launched by the Company has allowed it to consolidate its leading position in the area where it is the incumbent, maintaining quality and service standards comparable to the most developed markets around the world and has succeeded in overcoming the challenge of exceeding one million ADSL customers in 2008. Additionally, the Company continues to comply the increase of its offer of value-added services over broadband, enhancing its contents and increasing the variety of multimedia services;

•	Keep going with the progress of developing integrated offers of Voice, Internet and Data, and new value added services for the Residential segment and for small and medium companies;
•
To consolidate the Company as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to integrated solutions based on information technology and adapted to the needs of different sectors of the economy;

•	To optimize the use of resources through operating efficiency;
•	To continue with adequate cash management, honoring commitments assumed;
•	To promote the development of an innovation-oriented culture;
•	To drive forward the Company’s conversion into an organization focused on, and committed to, the customer through continued improvement in customer satisfaction and;
•	To contribute to Argentina’s economic and social development by reinforcing the Company’s positioning as a strategic ally of the country.

One of the Company’s goals is to deliver innovating services based on communication and information technology, looking for its customers to become fans of the Company, maximizing the synergies of a global and integrated company seeking innovation to capture primarily competitive advantages in marketing services, operational excellence, and technological development of the business, increasing our integrated solutions of communications and information, offering a broad range of products for each business unit, reinforcing loyalty of our customers improving quality in our services and becoming one of the best places to work in Argentina.

In the regulatory environment governing the supply of telecommunications services, there are currently various legislative initiatives of proposed legislation.

As from the second semester of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the U.S. dollar, whereas inflation control continues to be an administration priority in the Government’s agenda. In particular, the Company expects that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

We expect our operational costs to rise during 2009 due to an increase in costs directly related to the increase in our sales, the effects of inflation in structure costs and the increase in salaries and social security contributions of our employees.

In particular, the Company’s results of operations are sensitive to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while 40% of its total liabilities are denominated in foreign currency.

The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. This strategy requires innovation in the development of new offers of telecommunications services for corporate and residential customers, and the identification of opportunities in new geographical areas.

In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. The Company also intends to continue to invest substantial resources and expects investments in 2008 of AR$ 850 million in fixed service, with a strong focus in Broad Band, empowering the contents and variety of the value added multimedia services that may be supplied with that service, as well as, in training and personnel development and in incentive programs to reduce costs and improve efficiency.

The Company considers that the implementation of these short- and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	December 5, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel